The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(5)
Registration File No.: 333-152548

Prospectus Supplement (Subject to Completion, Dated July 28, 2008)
(To Prospectus dated July 25, 2008)

      Shares

COMMON STOCK

This is an offering of an aggregate of      shares of common stock of Sirius Satellite Radio Inc. The shares of common stock being offered by this prospectus supplement are shares that we will loan to Morgan Stanley Capital Services, Inc., an affiliate of Morgan Stanley & Co. Incorporated, and UBS AG, London Branch, an affiliate of UBS Investment Bank, which affiliates we refer to as the “share borrowers.” These shares are referred to in this prospectus supplement as the “borrowed shares.” The share borrowers will sell a portion of the borrowed shares in a fixed-price offering expected to close concurrently with the Notes offering described below. After the fixed-price offering, the share borrowers will offer and sell the remaining borrowed shares in one or more registered public offerings at prevailing market or negotiated prices.

	Per Share	Total

Fixed Price to Public	$	$

We will not receive any proceeds from the sale of the borrowed shares in this offering, but will receive a nominal loan fee from the share borrowers for the use of the borrowed shares. The share borrowers or their affiliates will receive all the proceeds from the sale of the borrowed shares. We have been advised by the underwriters for this offering that they, or their affiliates, intend to use the share loans and the short sales of the borrowed shares to facilitate transactions by which investors in XM Satellite Radio Inc.’s     % Exchangeable Senior Subordinated Notes due 2014, which we refer to as the “Notes,” and that are being offered in a concurrent private offering, may hedge their investments through privately negotiated derivatives transactions.      of the borrowed shares will be initially offered at $      per share, and the remaining borrowed shares will subsequently be sold at prevailing market prices at the time of sale or at negotiated prices. We have also been advised by the underwriters for this offering that over the same period that the share borrowers will sell the additional borrowed shares, the share borrowers or their affiliates expect to purchase at least an equal number of shares of our common stock on the open market and/or to enter into derivative transactions providing them with a synthetic long position with respect to an equal number of shares.

The completion of this offering of our common stock pursuant to this prospectus supplement and the accompanying prospectus is contingent upon the closing of the Notes offering. Both this offering and the Notes offering are conditioned upon the consummation of the merger as defined below. See “Share Lending Agreements; Concurrent Offering of Notes” and “Underwriting.”

It is estimated based on current market values that approximately $375,000,000 of the borrowed shares will be sold in a fixed-price public offering, and the remaining approximately $65,000,000 of the borrowed shares will be sold from time to time at prevailing market or negotiated prices. The dollar amount and exact number of borrowed shares to be offered will depend on the terms of the concurrent offering of Notes and the hedging to be conducted by investors in the Notes.

Our common stock is listed on the Nasdaq Global Select Market under the symbol “SIRI.” On July 25, 2008, the last reported sale price of our common stock on the Nasdaq Global Select Market was $2.25 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page S-14 of this prospectus supplement.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares sold in the fixed-price offering on or about July     , 2008.

MORGAN STANLEY	UBS INVESTMENT BANK

July     , 2008.

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ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part consists of the accompanying prospectus, which gives more general information, some of which may not be applicable to this offering.

If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement. You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus.

We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

In this prospectus supplement and the accompanying prospectus, unless otherwise indicated,

•	“Sirius,” “we,” “us,” “our” and similar terms refer to Sirius Satellite Radio Inc. and its subsidiaries,

•	“XM Holdings” and “Holdings” refer to XM Satellite Radio Holdings Inc.,

•	“XM Inc.” refers to XM Satellite Radio Inc., the direct subsidiary of XM Holdings, and

•	“XM” refers to XM Holdings and its subsidiaries including XM Inc.

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus, and the documents incorporated by reference herein, include forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Without limitation, the words “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” “will” and similar expressions are intended to identify forward-looking statements. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future, including statements relating to growth, expected levels of expenditures and statements expressing general optimism about future operating results, are forward-looking statements. Similarly, statements that describe our business strategy, outlook, objectives, plans, intentions, the expected benefits of the merger, including synergies or goals also are forward-looking statements. All such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those in forward-looking statements. These risks and uncertainties include, but are not limited to, those described in “Risk Factors” included in this prospectus supplement and the accompanying prospectus and in our Annual Report on Form 10-K for the fiscal year ended December 31, 2007, which we filed with the Securities and Exchange Commission (“SEC”) on February 29, 2008, as amended by Amendment No. 1 on Form 10-K/A, which was filed with the SEC on April 29, 2008 and XM’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007, which was filed with the SEC on February 28, 2008, as amended by Amendment No. 1, which was filed with the SEC on April 29, 2008, and Item 8.01 of XM’s Current Report, filed on July 21, 2008. These cautionary statements should not be construed by you to be exhaustive and are made only as of the date of this prospectus supplement. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

TRADEMARKS

We own or have rights to trademarks, service marks and trade names that we use in conjunction with the operation of our business. Each trademark, service mark or trade name of any other company appearing in this prospectus supplement belongs to its holder.

S-ii

SUMMARY

This summary highlights selected information about us and the offering of shares of our common stock. This summary is not complete and does not contain all of the information that may be important to you. You should read carefully this entire prospectus supplement and the accompanying prospectus, including the “Risk Factors” section, and the other documents that we refer to and incorporate by reference herein for a more complete understanding of us and this offering. In particular, we incorporate by reference important business and financial information into this prospectus supplement and the accompanying prospectus.

Unless otherwise indicated or the context otherwise requires, information included or incorporated by reference in this prospectus supplement with respect to Sirius and XM describes each of such entities as a stand-alone business prior to giving effect to the merger and disclosure relating to Sirius and XM, respectively, has been prepared by management of each such entity. References to the “combined company” refer to Sirius, after giving effect to the merger of Holdings and Vernon Merger Corporation (the “merger”), pursuant to which Holdings will become a wholly-owned subsidiary of Sirius.

SIRIUS

Overview

We are a satellite radio provider in the United States through our SIRIUS brand. We offer over 130 channels to our subscribers — 69 channels of 100% commercial-free music and 65 channels of sports, news, talk, entertainment, traffic, weather and data. Our core strategy is to provide the best audio entertainment programming to our subscribers. We offer SIRIUS programming over multiple platforms in addition to our satellite and terrestrial repeater network. We also offer certain ancillary services, including SIRIUS Backseat TV, traffic flow, weather and other in-vehicle information services.

Our primary source of revenue is subscription fees, with most of our customers subscribing to SIRIUS on an annual, semi-annual, quarterly or monthly basis. As of June 30, 2008, we had 8.924 million subscribers. In addition, we derive revenue from activation fees, the sale of advertising on some of our non-music channels, and the direct sale of SIRIUS radios and accessories.

Most or our subscribers receive our services through SIRIUS radios, which are sold by automakers, consumer electronics retailers and mobile audio dealers, and through our website. We have agreements with Chrysler, Dodge, Jeep, Mercedes-Benz, Ford, Mitsubishi, BMW, Volkswagen, Kia, Bentley, Audi, Lincoln, Mercury, Mazda, Land Rover, Jaguar, Volvo, Aston Martin, MINI, Maybach, Rolls-Royce and Automobili Lamborghini to offer SIRIUS radios as factory or dealer-installed equipment in their vehicles. SIRIUS radios for the car, truck, home, RV and boat are available in approximately 20,000 retail locations, including Best Buy, Circuit City, Costco, Crutchfield, Sam’s Club, Target and Wal-Mart and through RadioShack on an exclusive basis. SIRIUS radios are also offered to renters of Hertz vehicles at airport locations nationwide.

In 2005, SIRIUS Canada Inc., a Canadian corporation owned by us, Canadian Broadcasting Corporation and Standard Radio Inc., launched service in Canada. SIRIUS Canada currently offers 120 channels of commercial-free music and news, sports, talk and entertainment programming, including 11 channels of Canadian content. As of June 12, 2008, SIRIUS Canada had over 750,000 subscribers.

Our Programming

We offer a dynamic programming lineup of over 130 channels to our subscribers — 69 channels of 100% commercial-free music and 54 channels of sports, news, talk, and entertainment; 11 channels of traffic and weather; and informational data services. Our programming lineup changes from time to time as we strive to attract new subscribers, to create content that appeals to a broad range of audiences and to satisfy our existing subscribers.

Our music channels offer an extensive selection of music genres — from rock, pop and hip-hop to country, dance, jazz, Latin and classical. Within each genre we offer a range of formats, styles and recordings. All of our music channels are broadcast commercial-free. Our channels are produced, programmed and hosted by a team of experts in their fields, including musical performers such as Eminem, Jimmy Buffett, Little Steven Van Zandt, and other unique personalities such as Cousin Brucie, Tony Hawk, and several of the original MTV veejays.

Live play-by-play sports is an important part of our programming strategy. We are the Official Satellite Radio Partner of the National Football League, with exclusive satellite radio rights to use the NFL logo and collective NFL team trademarks. We broadcast live coverage of all NASCAR Sprint Cup Series, NASCAR Nationwide Series and NASCAR Craftsman Truck Series races.

Our diverse spectrum of talk programming, which includes over 25 talk and entertainment channels programmed for a variety of audiences, is a significant differentiator from terrestrial radio and other audio entertainment providers. In January 2006, Howard Stern moved his radio show to SIRIUS from terrestrial radio as part of two channels being programmed by Howard Stern and us. Our talk radio offerings feature dozens of other popular talk personalities, including Jamie Foxx, Martha Stewart and Barbara Walters, most who create radio shows that air exclusively on SIRIUS; several comedy channels; other entertainment channels including Cosmo Radio, SIRIUS OutQ, MAXIM Radio, Road Dog Trucking Radio, Playboy Radio and Radio Disney; and religious programming including The Catholic Channel which is programmed with the assistance of The Archdiocese of New York.

Our Distribution Strategy

Automotive

One of our primary means of distributing SIRIUS radios is through the sale of new vehicles. Various automakers factory-install and dealer-install SIRIUS radios in their vehicles. Many automakers include a subscription to SIRIUS radio service in the sale or lease price of their vehicles. In many cases, we receive subscription payments from automakers in advance of the activation of SIRIUS service. We share with various automakers a portion of the revenues derived from subscribers using vehicles equipped to receive SIRIUS service. We also reimburse various automakers for certain costs associated with the SIRIUS radios installed in their vehicles, including in certain cases hardware costs, tooling expenses and promotional and advertising expenses.

As of June 30, 2008, SIRIUS radios were available as a factory and dealer-installed option in 126 vehicle models and as a dealer only-installed option in 45 vehicle models. We have agreements with Chrysler, Dodge, Jeep, Mercedes-Benz, Ford, Mitsubishi, BMW, Volkswagen, Kia, Bentley, Audi, Lincoln, Mercury, Mazda, Land Rover, Jaguar, Volvo, Aston Martin, MINI, Maybach, Rolls-Royce and Automobili Lamborghini to offer Sirius radios as factory or dealer-installed equipment in their vehicles. Sirius also has relationships with Toyota and Scion to offer SIRIUS radios as dealer installed equipment, and a relationship with Subaru to offer SIRIUS radios as factory and dealer installed equipment.

Retail

We sell SIRIUS radios directly to consumers through our website. SIRIUS radios are also marketed and distributed through major national and regional retailers, including Best Buy, Circuit City, Costco, Crutchfield, Sam’s Club, Target and Wal-Mart. SIRIUS radios are distributed on an exclusive basis by RadioShack. We develops in-store merchandising materials and provide sales force training for several retailers. SIRIUS radios are also available nationwide at various truck stops.

Special Markets

SIRIUS radios are also sold through trucking, boating and recreational vehicle channels.

Trucks.  Freightliner, Sterling, Peterbilt, Kenworth, Volvo and International offer SIRIUS radios as a factory-installed option on the trucks they manufacture.

Boats.  Various recreational boat builders, including Sea Ray, Four Winns, Chaparral, Larson, Glastron, Ranger and Formula, offer SIRIUS radios and a prepaid subscription to SIRIUS service as a standard or optional feature on their boats.

Recreational Vehicles.  Several leading manufacturers of recreational vehicles, including Fleetwood, Monaco, Winnebago, Coachmen, Tiffin and Alfa Leisure, offer SIRIUS radios as a factory-installed option.

SIRIUS Programming is Available Over Multiple Platforms

We offer SIRIUS programming over multiple platforms in addition to our satellite and terrestrial repeater network. SIRIUS Internet Radio is an Internet-only version of SIRIUS service. SIR delivers a simulcast of more than 80 channels of talk, entertainment, sports and music programming. SIRIUS music channels are also available to certain DISH satellite television subscribers, and a select number of music channels are available to certain subscribers to the Nationwide Sprint PCS Network.

We also offer certain ancillary services. In 2007, we introduced SIRIUS Backseat TV, a television service offering content designed primarily for children from Nickelodeon, Disney Channel and Cartoon Network in the backseat of vehicles. Chrysler offered SIRIUS Backseat TV exclusively in select 2008 model-year vehicles. We also offer a service that provides graphic information as to road closings, traffic flow and incident data to consumers with in-vehicle navigation systems, and a marine weather service that provides a range of information, including sea surface temperatures, wave heights and extended forecasts, to recreational boaters. In 2008, we launched SIRIUS Travel Link, a suite of data services that includes real-time traffic, tabular and graphical weather, fuel prices, sports schedules and scores, and movie listings. SIRIUS Travel Link is expected to be standard equipment on Ford’s next generation navigation system, and is offered on select Ford, Lincoln and Mercury vehicles.

Our Second Quarter 2008 Results

As of June 30, 2008, SIRIUS had 8.924 million subscribers, an increase of 25% from June 30, 2007 subscribers of 7.143 million. Retail subscribers increased 7% in the second quarter 2008 to 4.677 million from 4,365 million in the second quarter 2007. OEM subscribers increased 53% in the second quarter 2008 to 4,247 million from 2,778 million in the second quarter 2007. Total gross subscriber additions for the quarter ended June 30, 2008 were 1.029 million, compared to 1.002 million for the quarter ended June 30, 2007 and 1.003 million for the quarter ended March 31, 2008. During the second quarter 2008, SIRIUS added 279,820 new net subscribers consisting of 246,221 from the OEM channel and 33,599 from the retail channel and the second quarter 2008 average monthly self-pay customer churn rate was 1.6%, down from 2.1% in the first quarter of 2008. The second quarter 2008 conversion rate is estimated to be approximately 48%, up from the first quarter 2008 conversion rate of approximately 47%. Total revenue for the second quarter 2008 is expected to be approximately $283 million, an increase of 25% from the second quarter 2007 total revenue of $226 million. Operating expenses, excluding depreciation and stock-based compensation, are expected to remain approximately flat in the second quarter 2008 as compared to the second quarter 2007. Second quarter 2008 adjusted loss from operations is expected to be approximately $24 million, an improvement of 70% from the adjusted loss from operations of $79 million in the second quarter 2007.

Recent Developments

Pending XM/Sirius Merger

On February 19, 2007, we entered into an Agreement and Plan of Merger (the “merger agreement”) with XM Satellite Radio Holdings Inc. (“Holdings”) under which Holdings’ business would be combined with ours through a merger of Holdings and Vernon Merger Corporation, our wholly-owned subsidiary, resulting in Holdings and its subsidiaries, including XM Satellite Radio Inc., becoming direct or indirect wholly-owned subsidiaries of us. On March 24, 2008, the Department of Justice approved the merger. The merger is subject to approval by the Federal Communications Commission (“FCC”). See “The merger — FCC conditions.” The completion of this offering is conditioned upon the closing of the merger.

In the merger, each share of Holdings’ Class A common stock then issued and outstanding will be converted at the effective time of the merger into the right to receive 4.6 shares of our common stock. Each share of Holdings’ Series A convertible preferred stock then issued and outstanding similarly will be converted at the effective time of the merger into the right to receive 4.6 shares of a newly-designated series of our preferred stock having the same powers, designations, preferences, rights and qualifications, limitations and restrictions as the converted stock, except that such preferred stock will have the right to vote with the holders of our common stock as a single class, with each share of preferred stock having one-fifth of a vote.

The merger agreement contains certain termination rights both for us and for Holdings. If the merger agreement is terminated under circumstances specified in the merger agreement due to action by one of the parties, we or Holdings, as the case may be, will be required to pay the other a termination fee of $175 million. Our board of directors and stockholders and the board of directors and stockholders of Holdings have approved the merger. The parties have agreed to extend the merger agreement, as necessary, for rolling two-week periods unless either side notifies the other of its intention not to extend.

About XM Holdings

Overview

XM is America’s leading satellite radio service company, providing music, news, talk, information, entertainment and sports programming for reception by vehicle, home and portable radios nationwide and over the Internet to more than 9.6 million subscribers as of June 30, 2008. XM’s basic monthly subscription fee is $12.95. XM believes XM Radio appeals to consumers because of its innovative and diverse programming, nationwide coverage, many commercial-free music channels and digital sound quality.

XM’s channel lineup includes more than 170 digital channels of choice from coast to coast. XM broadcasts from its studios in Washington, DC, New York City, including Jazz at Lincoln Center, Nashville and Chicago.

XM’s target market includes the more than 240 million vehicles registered in the United States as of December 31, 2006, plus the approximately 16 million new cars sold in 2007, as well as the over 110 million U.S. households as of December 31, 2006. In addition, some of XM’s recent and upcoming product offerings focus on the portable and wearable audio segments. Broad distribution of XM Radio through new automobiles and through mass market retailers is central to XM’s business strategy. XM is the leader in satellite-delivered entertainment and data services for new vehicles through partnerships with General Motors (“GM”), Honda/Acura, Toyota/Lexus/Scion, Hyundai and Nissan/Infiniti, among others, and XM’s service is available in more than 140 different vehicle models for model year 2008. XM radios are available under various brand names at national consumer electronics retailers, such as Best Buy, Circuit City, Wal-Mart, Target and other national and regional retailers, as well as through XM’s website. These mass market retailers support XM’s line of car stereo, home stereo, plug and play and portable handheld products.

XM’s Programming

The full XM channel lineup as of June 30, 2008 includes over 170 channels. XM’s programming includes channels designed to appeal to different segments, including urban and rural listeners of different demographics and to specific groups that XM’s research has shown are most likely to subscribe to its service, thereby aggregating a large potential audience for its service. In addition to providing music, sports, news, talk and entertainment formats that are appealing to different groups, in every format XM delivers, XM strives to provide an entertaining and informative listening experience to make XM the audio service of choice for consumers. Also included in the XM Radio service, at no additional charge, are the XM customizable sports and stock tickers available to users of certain receivers. XM also offers content through XM Online and various wireless providers. XM regularly reviews and updates its channel lineup to revise its overall offerings.

XM’s Strategy

Automotive.  Broad distribution of XM Radio through the new automobile market is a central element of XM’s business strategy. XM is the leader in satellite-delivered entertainment and data services for new vehicles through partnerships with GM, Honda/Acura, Toyota/Lexus/Scion, Hyundai and Nissan/Infiniti, among others, and its service is available in more than 140 different vehicle models for model year 2008.

Retail.  XM radios are available under various brand names at national consumer electronics retailers, such as Best Buy, Circuit City, Wal-Mart, Target and other national and regional retailers, as well as through XM’s website.

These mass market retailers support XM’s line of car stereo, home stereo, plug and play and portable handheld products. XM develops in-store merchandising materials, including end-aisle displays for several retailers, and train the sales forces of all major retailers.

Marketing.  XM’s marketing strategy is designed to build awareness and demand among potential subscribers and the advertising community. XM’s strategy also includes providing potential subscribers with the opportunity to experience the XM service, because it is available to new car prospects during test drives of XM-enabled vehicles from GM, Honda/Acura, Toyota/Lexus/Scion, Hyundai and Nissan/Infiniti, among others. XM Radio programming is also available on AVIS, Alamo and National rental cars and on a limited basis on AirTran, United, and JetBlue airplanes.

Brand Awareness and Other Distribution Arrangements.  XM has also created brand awareness through the many ways in which potential subscribers can experience the XM service. In November 2005, Canadian Satellite Radio (“XM Canada”), its exclusive Canadian licensee, launched its satellite radio service in Canada with a line-up of over 130 channels. XM has also partnered with DIRECTV® to offer many channels of XM’s music, children’s and talk programming to DIRECTV®’s customers. In addition to making certain channels available to current subscribers via XM Online, XM has partnered with a number of companies to enhance the listening experience of current subscribers and expand its visibility to potential subscribers via various web-based offerings. XM Radio is also available nationwide at participating Avis, National and Alamo car rental locations.

Potential Strategic and Financial Benefits of the Merger

We believe that there are substantial potential strategic and financial benefits of the merger. The benefits of the merger are expected to include the following:

•	Cost Synergies. We expect operating cost savings to be achievable in almost every cost item on the combined company’s income statement, including subscriber acquisition, programming and content, sales and marketing, revenue share and royalties, general and administrative expenses, customer service and billing, and research and development. Moreover, over the long-term, the combined company expects to derive significant additional value by procuring its future generation satellites, terrestrial repeaters and other capital expenditures as a single entity. The combination of operating cost and capital procurement synergies of the two companies will allow a greater portion of revenue to be realized as cash flow as the combined company grows.

•	Better Competitive Positioning and Pricing. The market for audio entertainment in the United States is robustly competitive and rapidly evolving. We compete directly and intensely with a host of other audio providers for consumer attention. We believe the combined company will improve satellite radio’s ability to compete for consumers’ attention against a host of products and services in the highly competitive and rapidly evolving audio entertainment marketplace.

•	Greater Programming Choice and Value. We believe that the merger will permit the combined company to offer consumers more choices and value, stimulating demand for the service and reducing customer churn. We expect to be able to add some of the best of each company’s lineup to the other service. We believe the merger will facilitate new programming packages, the opportunity to choose programming on an a la carte basis, and the consolidation of redundant programming.

•	Advancements in Technology. We believe that the combined company will be able to offer consumers access to advanced technology sooner than would otherwise occur. In particular, we expect the combination of the companies’ two engineering organizations to generate better results from each dollar invested in research and development. The merger will also foster the commercial introduction of interoperable satellite radios, which will enable us to offer enhanced services.

•	Advertising Revenue Growth. Because the combined company is expected to be more attractive to large national advertisers, it will have significantly more reach than either company on a standalone basis.

•	Compatible Cultures and Commitment to Excellence. The combined company will have a highly experienced management team, with extensive industry knowledge in radio, media, consumer electronics, engineering and technology.

For a more detailed discussion see “The merger — Reasons for the merger.” There can be no assurance that any of the potential benefits described above will be realized. See “Risk factors” and “Special note regarding forward-looking statements.”

Post-merger Sirius Board of Directors

Following the consummation of the merger, the following individuals are expected to serve as directors of Sirius: Joan L. Amble, Leon D. Black, Lawrence F. Gilberti, Eddy W. Hartenstein, James P. Holden, Chester A. Huber, Jr., Mel Karmazin, John Mendel, James F. Mooney, Gary M. Parsons, Jack Shaw and Jeffrey D. Zients. We and XM anticipate that there will also be changes to the senior management of the combined company following consummation of the merger.

FCC Merger Conditions

We and Holdings have represented to the FCC that the combined company will implement a number of voluntary commitments relating to a la carte, minority and public interest programming, equipment, geographic service and subscription rates. We believe that these voluntary commitments are enforceable conditions to the agency’s order approving the merger, and will bind the combined company upon completion of the merger.

FCC developments.  XM and Sirius have been in discussions with the Enforcement Bureau of the FCC to settle outstanding enforcement matters. In 2006, the FCC commenced investigations regarding the compliance with FCC rules of certain radios that include FM transmitters, and the compliance of certain terrestrial repeaters with the special temporary authority granted by the FCC. XM and Sirius expect to enter into Consent Decrees with the FCC terminating these inquiries. As part of possible Consent Decrees, the companies expect to agree, among other things, to:

•	adopt comprehensive compliance plans, and take steps to address any potentially non-compliant radios remaining in the hands of consumers;

•	in the case of XM, within 60 days of the order adopting the Consent Decree, shut down 50 variant terrestrial repeaters, and shut down or bring into compliance an additional 50 variant terrestrial repeaters;

•	in the case of Sirius, receive special temporary authority to operate two of its eleven variant terrestrial repeaters. These eleven terrestrial repeaters were shut off by Sirius in October 2006; and

•	make voluntary contributions to the United States Treasury of approximately $17 million, in the case of XM, and approximately $2 million, in the case of Sirius.

There can be no assurances regarding the ultimate outcome of these enforcement proceedings, including whether the FCC will approve Consent Decrees under discussion with the companies, or the significance of these matters to our business, consolidated results of operations or financial position.

Term Loan

On June 26, 2008, XM Inc. borrowed $100 million under a new term loan (the “term loan”), which matures on May 5, 2009. The terms and conditions of the new term loan are substantially the same as XM Inc.’s existing $250 million Senior Secured Revolving Credit Facility (the “revolving credit facility”), as described in “Description of other indebtedness — Revolving Credit Facility.” The term loan is secured on a pari passu basis with the revolving credit facility. Holdings and all of XM Inc.’s material subsidiaries guarantee the obligations under the term loan. A portion of the proceeds from the term loan was used to repay the outstanding balance on XM Inc.’s $150 million Senior Secured Credit Facility with GM (the “GM Facility”). The GM Facility will terminate upon the consummation of the merger, and amounts outstanding thereunder, if any, will be repaid by XM Inc. at such time.

MLB Escrow Arrangement

XM’s multi-year agreement with Major League Baseball® (“MLB”) requires XM to maintain $120 million in escrow for the benefit of MLB or furnish other credit support in such amount. On May 16, 2008, XM provided $120 million for an escrow arrangement for the benefit of MLB (the “MLB escrow arrangement”) to replace an expiring surety bond. In connection with funding the MLB escrow arrangement, XM borrowed $62.5 million under XM Inc.’s revolving credit facility. XM’s underlying agreement with MLB requires XM to make annual payments of $60 million. The payment for 2008 has already occurred, and the next annual payment is expected in early 2009.

Revolving Credit Facility

In February 2008, XM Inc. executed an amendment to its revolving credit facility to provide that the facility will survive the merger. In May 2008, XM Inc. executed an amendment to its revolving credit facility to provide that the $75 million in cash and cash equivalents it is required to maintain at all times is decreased to $50 million of cash and cash equivalents until August 20, 2008, after which date it returns to $75 million.

Refinancing Transactions

In connection with the merger, XM intends to refinance a substantial portion of its existing indebtedness and raise certain additional liquidity in the manner as described below, which we refer to throughout this prospectus supplement as the “Refinancing Transactions.” Following the merger, XM Inc. would be required to offer to repurchase the following indebtedness that was outstanding at June 30, 2008, at a repurchase price of 101% of the principal amount of such indebtedness (each, a “change of control put”) unless such repurchase obligation has been waived in accordance with the terms of such indebtedness:

•	$600 million aggregate principal amount of 9.75% Senior Notes due 2014 (the“9.75% Notes”);

•	$200 million aggregate principal amount of Senior Floating Rate Notes due 2013 (the “Senior Floating Rate Notes”); and

•	$33.2 million 10% Senior Secured Discount Convertible Notes due 2009 (the “Discount Notes”) (convertible at a price of $3.18 per XM share).

In addition, following the merger XM Inc. will be required to make an offer to repurchase the transponders of its XM-4 satellite in accordance with the terms of a sale-leaseback transaction. Assuming the merger occurred on June 30, 2008, XM’s maximum transponder repurchase obligation of both debt and equity holders would have been approximately $309.4 million.

Although XM’s financing plans are subject to market conditions and other considerations and may change following the date of this prospectus supplement, XM currently intends to effect the refinancing through a combination of the following transactions:

•	the issuance and sale by XM Inc. of $550 million aggregate principal amount of Exchangeable Senior Subordinated Notes due 2014. The Notes will be guaranteed by Holdings and certain of its subsidiaries on a senior subordinated basis (see “— The concurrent transaction” below);

•	on July 24, 2008, XM Inc. priced on offering of $778.5 million aggregate principal amount of 13% Senior Notes due 2014 (the “Senior Notes”). The proceeds of the offering of the Senior Notes (net of approximately $78.4 million of original issue discount) will be placed into escrow, pending completion of the merger, the consummation of the Notes offering and the other Refinancing Transactions. The 13% Senior Notes will be guaranteed following the completion of the merger by Holdings and the same entities that will guarantee the Notes. See “Description of indebtedness — Existing XM indebtedness — Senior Notes due 2014;”

•	a cash tender offer to holders of XM Inc.’s 9.75% Notes at par and a related consent solicitation for certain amendments to the indenture governing the 9.75% Notes (the “9.75% Offer”). Holders of a majority in aggregate principal amount of the outstanding 9.75% Notes have agreed to waive the change of control put with respect to the merger on behalf of all holders of the 9.75% Notes, subject to the consummation of the merger and the satisfaction of certain conditions in connection with the Refinancing Transactions prior to August 31, 2008;

•	an offer to repurchase the Floating Rate Notes at 101% of the principal amount of such Floating Rate Notes; and

•	an offer to repurchase transponders for aggregate consideration of approximately $309.4 million under XM’s sale-leaseback transaction.

In addition, in July 2008, with the consent of holders of Holdings’ $400 million aggregate principal amount of 1.75% Convertible Senior Notes due 2009 (the “1.75% Notes”), Holdings amended the indenture for the 1.75% Notes to increase the interest rate on the 1.75% Notes to 10% per annum (the “New Rate”), effective July 2, 2008. The indenture amendment, which is conditioned on the consummation of the merger, clarifies that the occurrence of the merger will not require Holdings to offer to repurchase the 1.75% Notes subject to the amendment. The change in interest rate from 1.75% to 10% is expected to result in approximately $16.5 million and $30.3 million in incremental interest expense in 2008 and 2009, respectively.

In addition, XM currently anticipates that any additional refinancing obligations, including fees and expenses, will be funded from cash on hand.

XM Inc. does not expect to refinance its $33.2 million of Discount Notes because of the current market price of Holdings’ common stock.

We cannot predict the extent to which holders of XM’s outstanding indebtedness will accept XM’s repurchase offers, which may affect the total mix of indebtedness of XM that remains outstanding following the Refinancing Transactions. In this prospectus supplement, we have assumed that the repurchase offers are fully subscribed.

Nothing in this prospectus supplement should be construed as a solicitation of an offer to purchase, or an offer to sell, any securities other than shares of common stock offered hereby. Any offer to purchase any of XM Inc.’s Notes, 9.75% Notes, Senior Floating Rate Notes or other indebtedness will be made only upon the terms and conditions to be set forth in an offering memorandum, offer to purchase and/or consent solicitation statement related thereto.

Except as otherwise indicated, pro forma indebtedness is presented net of original issue discount throughout this prospectus supplement.

The diagram below depicts the anticipated organizational and debt capital structure of the combined company following the merger and after giving effect to the Refinancing Transactions:

(1)	XM has agreed with the holders of the 1.75% Notes to increase the interest rate on the 1.75% Notes to 10% per annum, effective July 2, 2008. The 1.75% Notes will be exchangeable into our common stock after the merger.

(2)	Holdings and each of the domestic subsidiaries of XM that guarantees certain of the indebtedness of XM and of its restricted subsidiaries, including the Discount Notes, the revolving credit facility and the term loan, will guarantee XM’s obligations under the 13% Senior Notes due 2014 and, on a senior subordinated basis, the Notes, in each case, including the payment of principal and interest. The Notes will not be guaranteed by Sirius or any of Sirius’ subsidiaries except, following the merger, by the guarantors.

(3)	Includes original issue discount of $78,395 thousand.

(4)	The principal amount of the Discount Notes includes the unamortized discount of $2.9 million. The Discount Notes will be exchangeable into our common stock after the merger. Holdings is a co-obligor of the Discount Notes, together with XM.

Corporate Information

We were incorporated in the State of Delaware as Satellite CD Radio Inc. on May 17, 1990. Our principal offices are located at 1221 Avenue of the Americas, 36th Floor, New York, New York 10020, and our telephone number is (212) 584-5100.

Concurrent Transaction

Concurrently with this offering of borrowed shares, XM Inc. is offering, by means of an offering memorandum, $550 million aggregate principal amount of its % Exchangeable Senior Subordinated Notes due 2014, which we refer to as the Notes, in a private placement.

We understand that XM Inc. intends to use the net proceeds of the Notes offering (after fees and expenses) to refinance certain indebtedness in connection with the merger as described above, and that it intends to use any excess net proceeds to refinance further indebtedness or for working capital and general corporate purposes. We have been advised by the underwriters for this offering that they, or their affiliates, intend to use the share loans and the short sales of the borrowed shares to facilitate transactions by which investors in the Notes may hedge their investments through privately negotiated derivatives transactions.

The offering of our common stock pursuant to this prospectus supplement and the accompanying prospectus is contingent upon the closing of the Notes offering. We expect XM Inc. to deliver such Notes concurrently with the closing of this offering. See “Share Lending Agreements; Concurrent Notes Offering” and “Underwriting.”

The foregoing description and the other information regarding the concurrent offering is included herein solely for informational purposes in light of the possible impact of the concurrent Note offering on the market for our common stock. Nothing in this prospectus supplement should be construed as a offer to purchase, or the solicitation of an offer to buy, any Notes included in the concurrent offering which is being made only to “qualified institutional buyers” as defined in Rule 144A.

The Offering

Issuer	Sirius Satellite Radio Inc.

Nasdaq Global Select Market Symbol	SIRI

Shares of Common Stock Offered	shares.

Shares of Common Stock Outstanding Following this Offering	shares (including shares offered hereby).

Trading Symbol for our Common Stock	Our common stock is listed on the Nasdaq Global Select Market under the symbol “SIRI”.

Use of Proceeds	The shares of our common stock offered hereby are shares that we have loaned to the share borrowers pursuant to share lending agreements dated as of July , 2008 (which we refer to as the “share lending agreements”). We will not receive any proceeds from the sale of the borrowed shares in this offering, but we will receive a nominal lending fee of $0.001 per share from the share borrowers for the use of the borrowed shares. The share borrowers or their affiliates will receive all the proceeds from the sale of the borrowed shares. We have been advised by the underwriters for this offering that they, or their affiliates, intend to use the share loans and the short sales of the borrowed shares to facilitate transactions by which investors in Notes may hedge their investments through privately negotiated derivative transactions. See “Share Lending Agreements; Concurrent Offering of Notes” and “Underwriting.”

Risk Factors	You should carefully consider the information set forth in the “Risk Factors” section of this prospectus supplement and accompanying prospectus as well as the other information included in or incorporated by reference in this prospectus supplement and the accompanying prospectus before deciding whether to invest in our common stock.

SUMMARY FINANCIAL DATA

Summary historical and pro forma consolidated financial data of Sirius

We derived the historical statement of operations data statement of cash flows data and the other data for the years ended December 31, 2005, 2006 and 2007, and the historical balance sheet data as of December 31, 2005, 2006 and 2007, presented below from our audited Consolidated Financial Statements incorporated by reference into this prospectus supplement. We derived the summary historical consolidated balance sheet data as of December 31, 2005 from our audited consolidated financial statements included in our Annual Report on Form 10-K for such year. The historical statement of operations data, statement of cash flows data and the other data for the three months ended March 31, 2007 and 2008, and the historical balance sheet data as of the three months ended March 31, 2008, have been derived from our unaudited condensed consolidated financial statements incorporated by reference into this prospectus supplement. In the opinion of management, the interim financial information provided herein reflects all adjustments (consisting of normal and recurring adjustments) necessary for a fair presentation of the data for the periods presented. Interim results are not necessarily indicative of the results to be expected for the entire fiscal year.

The unaudited pro forma financial information is derived from the “Unaudited pro forma condensed combined financial statements” included herein. The unaudited pro forma balance sheet data as of March 31, 2008 gives effect to the merger and the Refinancing Transactions as if they had occurred on March 31, 2008. The unaudited pro forma statement of operations data assume the merger and the Refinancing Transactions were effected on January 1, 2008 and January 1, 2007 for the pro forma statement of operations data for the three months ended March 31, 2008 and the year ended December 31, 2007, respectively. The pro forma debt balances do not include $162.5 million of incremental debt incurred by XM since March 31, 2008 or $78.4 million of original issue discount relating to the 13% Senior Notes.

The unaudited pro forma financial information included in this prospectus supplement is not necessarily indicative of our financial results for any period. The summary unaudited pro forma financial information is not necessarily indicative of the financial position or results of operations that would have been realized had the merger and the Refinancing Transactions occurred on or as of the dates indicated above, nor do they represent a forecast of the consolidated position of Sirius at any future date or the consolidated results of operations of Sirius for any future period.

You should read the summary historical and pro forma financial data with “Management’s discussion and analysis of financial condition and results of operations” incorporated by reference into this prospectus supplement from our Annual Report on Form 10-K for the year ended December 31, 2007, our Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 and the “Unaudited Pro Forma Condensed Combined Financial Statements” contained herein.

	Years Ended December 31,			Pro Forma	Three Months Ended March 31,		Pro Forma
	2005	2006	2007	2007	2007	2008	2008
	(in thousands, except share data)

Consolidated Statements of Operations Data:
Revenue	$242,245	$637,235	$922,066	2,058,608	$204,037	$270,350	578,804
Operating expenses:
Cost of revenue (excludes depreciation and amortization, shown below)	625,630	1,195,448	957,598	1,926,800	223,546	236,168	491,078
Engineering, design and development	66,281	70,127	41,343	74,420	12,411	8,656	19,676
General and administrative	83,244	129,953	155,863	344,437	35,343	48,778	89,998
Sales and marketing	197,675	203,682	173,572	417,487	40,996	38,467	81,468
Depreciation & amortization	98,555	105,749	106,780	477,658	26,786	26,906	110,810

Total Operating Expenses	1,071,385	1,704,959	1,435,156	3,210,802	339,082	358,975	793,030

Operating Loss	(829,140)	(1,067,724)	(513,090)	(1,152,194)	(135,045)	(88,625)	(214,226)
Other income (expense), net	(31,546)	(35,078)	(49,727)	(308,571)	(9,145)	(14,950)	(72,082)

Net loss before income taxes	(860,686)	(1,102,802)	(562,817)	(1,460,765)	(144,190)	(103,575)	(286,308)
(Provision for) for deferred income taxes	(2,311)	(2,065)	(2,435)	(1,496)	(555)	(543)	(874)
Net loss	$(862,997)	$(1,104,867)	$(565,252)	(1,462,261)	$(144,745)	$(104,118)	(287,182)

Net loss per share — basic and diluted	$(0.65)	$(0.79)	$(0.39)	(0.50)	$(0.10)	$(0.07)	(0.10)

Weighted average shares used in computing net loss per share — basic and diluted	1,325,739	1,402,619	1,462,967	2,906,095	1,457,011	1,475,496	2,943,585

				As of
	As of December 31,			March 31,	Pro Forma
	2005	2006	2007	2008	2008
	(in thousands)			(unaudited)

Consolidated Balance Sheets Data (at end of period):
Cash and cash equivalents	$762,007	$393,421	$438,820	$252,508	$502,133
Marketable securities	117,250	15,500	469	461	461
Restricted investments	107,615	77,850	53,000	56,000	56,000
Total assets	2,085,362	1,658,528	1,694,149	1,469,823	10,516,248
Total debt(1)	1,084,437	1,068,249	1,314,418	1,282,743	3,177,906
Total liabilities	1,760,394	2,047,599	2,486,886	2,309,257	5,682,616
Stockholders’ equity (deficit)	324,968	(389,071)	(792,737)	(839,434)	4,833,632

				Three Months Ended
	Years Ended December 31,			March 31,
	2005	2006	2007	2008
	(in thousands)			(unaudited)

Cash flows used in operating activities	$(269,994)	$(421,702)	$(148,766)	$(139,292)
Cash flows (used in) provided by investing activities	(175,821)	27,329	(54,186)	(47,235)
Cash flows provided by (used in) financing activities	453,931	25,787	248,351	(186,312)

(1)	Excludes incremental borrowings by XM under its senior revolving credit facility and term loan of $162.5 million subsequent to March 31, 2008 and prior to July 1, 2008.

RISK FACTORS

An investment in our common stock involves certain risks. You should carefully consider the risks described below, as well as the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus before making an investment decision. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The market or trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. In addition, please read “Special Note About Forward-Looking Statements” in this prospectus supplement and the accompanying prospectus where we describe additional uncertainties associated with our business and the forward-looking statements included or incorporated by reference in this prospectus supplement and the accompanying prospectus. Please note that additional risks not presently known to us or that we currently deem immaterial may also impair our business and operations.

Unless otherwise indicated or the context otherwise requires, the risk factors described below under “— Risks Related to Our Business” and certain other risk factors that are incorporated by reference herein reflect risks to us as a stand-alone business prior to giving effect to the merger. Because XM will be our wholly-owned subsidiary following the merger, the risk factors described below under “— Risk Related to XM’s Business” will also be applicable to us.

Risks Related to Our Business

Failure of our Satellites would Significantly Damage our Business.

Our three orbiting satellites were launched in 2000. We do not maintain in-orbit insurance policies covering our satellites. We estimate that two of our in-orbit satellites will have a 13 year useful life and our third in-orbit satellite will have a 15 year useful life from the time of launch. Our operating results would be materially adversely affected if the useful life of our satellites is significantly shorter than expected, whether as a result of a satellite failure or technical obsolescence, and we fail to launch replacement satellites in a timely manner.

The useful lives of our satellites will vary and depend on a number of factors, including:

•	degradation and durability of solar panels;

•	quality of construction;

•	random failure of satellite components, which could result in significant damage to or loss of a satellite;

•	amount of fuel our satellites consume; and

•	damage or destruction by electrostatic storms or collisions with other objects in space, which occur only in rare cases.

Our in-orbit satellites have experienced circuit failures on their solar arrays. The circuit failures our satellites have experienced do not affect our current operations. Additional circuit failures could reduce the estimated useful life of our existing in-orbit satellites.

In the ordinary course of operation, satellites experience failures of component parts and operational and performance anomalies. Components on our in-orbit satellites have failed and from time to time we have experienced anomalies in the operation and performance of our satellites. These failures and anomalies are expected to continue in the ordinary course, and it is impossible to predict if any of these future events will have a material adverse effect on our operations or the useful life of our existing in-orbit satellites.

If one of our three satellites fails in orbit, our service would be impaired until such time as we successfully launch and commission our spare satellite, which would take six months or more. If two or more of our satellites fail in orbit in close proximity in time, our service could be suspended until replacement satellites are launched and placed into service. In such event, our business would be materially impacted and we could default on our commitments.

We have entered into an agreement with Space Systems/Loral to design and construct two new satellites. The first of these new satellites is expected to be launched in the second quarter of 2009. The second of these new satellites is expected to be launched in the fourth quarter of 2010. Satellite launches have significant risks, including launch failure, damage or destruction of the satellite during launch and failure to achieve a proper orbit or operate as planned. Our agreement with Space Systems/Loral does not protect us against the risks inherent in a satellite launch or in-orbit operations.

Failure to Comply with FCC Requirements could Damage our Business.

As the holder of an FCC license to operate a satellite radio service in the United States, we are subject to FCC rules and regulations. The terms of our license requires us to meet certain conditions, including designing a receiver that will permit end users to access XM Radio’s system; coordination of our satellite radio service with radio systems operating in the same range of frequencies in neighboring countries; and coordination of our communications links to our satellites with other systems that operate in the same frequency band. Non-compliance by us with these conditions could result in fines, additional license conditions, license revocation or other detrimental FCC actions.

The FCC has not yet issued final rules permitting us to operate and deploy terrestrial repeaters to fill gaps in our satellite coverage. We are operating our terrestrial repeaters on a “non-interference” basis pursuant to a grant of special temporary authority from the FCC. The FCC’s final terrestrial repeater rules may require us to reduce the power of our terrestrial repeaters and limit our ability to deploy additional repeaters. If the FCC requires Sirius to reduce significantly the power of our terrestrial repeaters, this would have an adverse effect on the quality of our service in certain markets and/or cause us to alter our terrestrial repeater infrastructure at a substantial cost. If the FCC limits our ability to deploy additional terrestrial repeaters, our ability to improve any deficiencies in our service quality that may be identified in the future would be adversely affected.

We and XM have been in discussions with the Enforcement Bureau of the FCC to settle outstanding enforcement matters. In 2006, the FCC commenced investigations regarding the compliance of certain radios that include FM transmitters with the agency’s rules, and the compliance of certain terrestrial repeaters with the special temporary authority granted b the FCC. We expect to enter into a Consent Decree with the FCC terminating these inquiries. As part of a possible Consent Decree, the companies expect to agree, among other things, to:

•	take steps to address any potentially non-compliant radios remaining in the hands of consumers, pursuant to comprehensive compliance plans;

•	in the case of XM, within 60 days of the order adopting the XM Consent Decree, shut down 50 variant terrestrial repeaters, and shut down or bring into compliance an additional 50 variant terrestrial repeaters;

•	in the case of Sirius, receive special temporary authority to operate two of its eleven variant terrestrial repeaters. These eleven terrestrial repeaters were shut off by Sirius in October 2006; and

•	make voluntary contributions to the United States Treasury of approximately $17 million, in the case of XM, and approximately $2 million, in the case of Sirius.

There can be no assurance regarding the outcome of these enforcement proceedings, including whether the FCC will approve Consent Decrees under discussion with the companies, or the significance of these matters to our business, consolidated results of operations or financial position.

We may Need to Refinance a Portion of our Debt, which Refinancing may not be Available.

In 2004, we issued $300 million in aggregate principal amount of 2 1/2% Convertible Notes due 2009. These notes are convertible, at the option of the holders, into shares of our common stock at a conversion rate of 226.7574 shares of common stock for each $1,000 principal amount, or $4.41 per share of common stock. These notes mature in February 2009. If our common stock does not trade above $4.41 per share prior to the maturity of these notes it is not likely that the holders will convert them prior to maturity, and we will have to refinance these notes when they mature in February 2009.

The Combined Company’s Substantial Indebtedness could Adversely Affect its Financial Health.

As of March 31, 2008, the pro forma indebtedness of the combined company after giving effect to the merger and the Refinancing Transactions, including the offering of the Notes, and including approximately $78.4 million of original issue discount associated with the 13% Senior Notes and approximately $162.5 million of incremental indebtedness incurred by XM Inc. subsequent to March 31, 2008 and prior to July 1, 2008, which will remain outstanding following the merger and the Refinancing Transactions, would have been approximately $3,418.8 million. The combined company may issue more debt securities or refinance existing debt securities of XM Inc. or Sirius if it believes it can raise money on favorable terms. In addition, following the Refinancing Transactions, XM Inc. will have a substantial amount of debt maturing in 2009, including its $250 million revolving credit facility, of which all $250 million has been drawn, $100 million term loan, of which $100 million has been drawn, approximately $400 million aggregate principal amount of Convertible Senior Notes due 2009 and $33.2 million aggregate principal amount of Discount Notes. Moreover, we have approximately $300 million of 2 1/2% Convertible Notes that mature in February 2009, which we may need to refinance.

The combined company’s substantial indebtedness could have important consequences to you. For example, it could:

•	limit the combined company’s ability to borrow additional funds;

•	limit the combined company’s flexibility in planning for, or reacting to, changes in our’ business and industry;

•	increase the combined company’s vulnerability to general adverse economic and industry conditions;

•	require the combined company to dedicate a substantial portion of its cash flow from operations to payments on its indebtedness, possibly reducing the availability of its cash flow to fund working capital, capital expenditures, and other general corporate purposes; and

•	place the combined company at a competitive disadvantage compared to competitors that have less debt.

Failure to comply with the covenants contained in the indentures and agreements governing our debt could result in an event of default, which, if not cured or waived, could cause us to discontinue operations or seek a purchaser for our business or assets.

We may from Time to Time Modify our Business Plan, and these Changes could Adversely Affect us and our Financial Condition.

We regularly evaluate our plans and strategy. These evaluations often result in changes to our plans and strategy, some of which may be material and significantly change our cash requirements. These changes in our plans or strategy may include: the acquisition of unique or compelling programming; the introduction of new features or services; significant new or enhanced distribution arrangements; investments in infrastructure, such as satellites, equipment or radio spectrum; and acquisitions of third parties that own programming, distribution, infrastructure, assets, or any combination of the foregoing.

To fund incremental cash requirements, or as market opportunities arise, we may choose to raise additional funds through the sale of additional debt securities, equity securities or a combination of debt and equity securities. The incurrence of indebtedness would result in increased fiscal obligations and could contain additional restrictive covenants. The sale of additional equity or convertible debt securities would result in dilution to our stockholders. These additional sources of funds may not be available or, if available, may not be available on terms favorable to us.

The Combined Company’s Business might never Become Profitable.

As of March 31, 2008, on a pro forma basis after giving effect to the merger and the Refinancing Transactions, the combined company would have had an accumulated deficit of approximately $4.5 billion. The combined company expects its cumulative net losses to grow as it makes payments under various contracts, incur marketing and subscriber acquisition costs and make interest payments on its existing debt. If the combined company is unable ultimately to generate sufficient revenues to become profitable, it could default on its commitments and may have to discontinue operations or seek a purchaser for its business or assets.

Programming is an Important Part of our Service, and the Costs to Renew our Programming Arrangements may be more than Anticipated.

Third-party content is an important part of our service, and we compete with many entities for content. We have entered into a number of important content arrangements, including agreements with the NFL, Howard Stern and NASCAR, which require us to pay substantial sums. Our agreement with the NFL expires at the end of the 2010-2011 NFL season; our agreement with Howard Stern expires in December 2010; and our agreement with NASCAR expires in 2011. As these agreements expire, we may not be able to negotiate renewals of one or more of these agreements, or renew such agreements at costs we believe are attractive.

In addition, we may not be able to obtain additional third-party content within the costs contemplated by our business plan.

Higher than Expected Costs of Attracting New Subscribers could Adversely Affect our Financial Performance and Operating Results.

We are spending substantial funds on advertising and marketing and in transactions with automakers, radio manufacturers, retailers and others to obtain and attract subscribers. If the costs of attracting new subscribers are greater than expected, our financial performance and operating results could be adversely affected.

Higher Subscriber Turnover could Adversely Affect our Financial Performance and Operating Results.

We are experiencing, and expect to continue to experience in the future, subscriber turnover, or churn. If we are unable to retain our current subscribers, or the costs of retaining subscribers is higher than we expect, our financial performance and operating results could be adversely affected. Weaker than expected market acceptance of our service could adversely affect our advertising revenue and operating results.

Our ability to generate advertising revenues is directly affected by the number of subscribers to our service and the amount of time subscribers spend listening to our talk and entertainment channels or our traffic and weather service. Our ability to generate advertising revenues also depends on several factors, including the level and type of market penetration of our service, competition for advertising dollars from other media, and changes in the advertising industry and the economy generally. We directly compete for audiences and advertising revenues with traditional AM/FM radio stations and other media, some of which maintain longstanding relationships with advertisers and possess greater resources than we.

Failure of Third Parties to Perform could Adversely Affect our Business.

Our business depends in part on the efforts of third parties, especially the efforts of:

•	automakers that manufacture, market and sell vehicles capable of receiving our service, but in many cases have no obligations to do so;

•	consumer electronics manufacturers that manufacture and distribute SIRIUS radios;

•	companies that manufacture and sell integrated circuits for SIRIUS radios;

•	programming providers and on-air talent, including Howard Stern;

•	retailers that market and sell SIRIUS radios and promote subscriptions to our service; and

•	third party vendors that have designed, built, support or operate important elements of our system, such as our customer service facilities.

If one or more of these third parties does not perform in a sufficient or timely manner, our business will be adversely affected and we could be placed at a long-term disadvantage.

The sale and lease of vehicles with SIRIUS radios and the retail aftermarket are important sources of subscribers for us. To the extent sales of vehicles by automakers slow or retailers elect to promote other competing products, our subscriber growth could be adversely impacted. We do not manufacture satellite radios or accessories, and we depend on manufacturers and others for the production of SIRIUS radios and their component parts. If one or more manufacturers does not produce radios in a sufficient quantity to meet demand, or if such radios were not to perform as advertised or were to be defective, sales of our service and our reputation could be adversely affected. We may be exposed to liabilities associated with the design, manufacture and distribution of SIRIUS radios.

We do not manufacture, import, or distribute SIRIUS radios. We do design, establish specifications for, source parts and components for, and manage various aspects of the logistics and production of SIRIUS radios. As a result of these activities, we may be exposed to liabilities associated with the design, manufacture and distribution of SIRIUS radios that the providers of an entertainment service would not customarily be subject to, such as liabilities for design defects, patent infringement and compliance with applicable laws, as well as the costs of returned product.

Rapid Technological and Industry Changes could make our Service Obsolete.

The audio entertainment industry is characterized by rapid technological change, frequent new product innovations, changes in customer requirements and expectations, and evolving standards. If we are unable to keep pace with these changes, our business may be unsuccessful. Products using new technologies, or emerging industry standards, could make our technologies obsolete or less competitive in the marketplace. Our national broadcast studio, terrestrial repeater network, satellite uplink facility or other ground facilities could be damaged by natural catastrophes or terrorist activities.

An earthquake, tornado, flood, terrorist attack or other catastrophic event could damage our national broadcast studio, terrestrial repeater network or satellite uplink facility, interrupt our service and harm our business. We do not have replacement or redundant facilities that can be used to assume the fuel functions of our terrestrial repeater network, national broadcast studio or satellite uplink facility in the event of a catastrophic event.

Any damage to the satellite that transmits to our terrestrial repeater network would likely result in degradation of our service for some subscribers and could result in complete loss of service in certain areas. Damage to our national broadcast studio would restrict our programming production and require us to obtain programming from third parties to continue our service. Damage to our satellite uplink facility could result in a complete loss of service until we transfer our operations to a suitable replacement facility. Consumers could pirate our service.

Individuals who engage in piracy may be able to obtain or rebroadcast our satellite radio service or access the internet transmission of our service without paying the subscription fee. Although we use encryption technology to mitigate the risk of signal theft, such technology may not be adequate to prevent theft of our signal. If signal theft becomes widespread, it could harm our business.

Risks Related to XM’s Business

XM’s Cumulative Expenditures and Losses have been Significant and are Expected to Grow.

From XM’s inception through June 30, 2008, XM has realized cumulative net losses approximating $4.4 billion. XM expects its cumulative net losses and cumulative negative cash flows to grow as it makes payments under its various distribution and programming contracts, incurs marketing and subscriber acquisition costs and makes interest payments on its outstanding indebtedness. If XM is unable ultimately to generate sufficient revenues to become profitable and generate positive cash flow, there is a risk that it will be unable to make required payments under its indebtedness, including the Notes.

Demand for XM’s Service may be Insufficient for it to become Profitable.

XM cannot estimate with any certainty whether consumer demand for its service will be sufficient for it to continue to increase the number of its subscribers at projected rates. XM has seen a significant decrease in new subscription demand from retail subscribers and most of its new subscription growth has come from original equipment manufacturers (OEMs).

Among other things, continuing and increased consumer acceptance of XM Radio will depend upon:

•	the willingness of consumers, on a mass-market basis, to pay subscription fees to obtain radio service rather than obtain their desired programming from other sources;

•	the cost, features and availability of XM radios; and

•	the marketing and pricing strategies that XM employs and that are employed by its competitors.

If demand for XM’s products and service does not continue to increase, XM may not be able to generate enough revenues to generate positive cash flow or to become profitable.

The Unfavorable Outcome of Pending or Future Litigation or Investigations could have a Material Adverse Effect on XM.

XM has been party to several legal proceedings, regulatory inquiries and other matters arising out of various aspects of its business. XM is cooperating fully with the governmental investigations and defending all claims against it. However, there can be no assurance regarding a favorable outcome of any of these proceedings, or that an unfavorable outcome would not have a material adverse effect on XM’s business or financial results.

Large Payment Obligations Under XM’s Agreements with Automobile Manufacturers, Suppliers of Programming and others may Prevent XM from becoming Profitable.

XM has significant payment obligations under its agreements with automobile manufacturers, third-party suppliers of programming and licensors of program royalties. XM also has or in the future will have payment obligations under agreements with other OEMs, and it will need to negotiate new or replacement agreements with these or other manufacturers over the next several years. Under XM’s multi-year agreement with MLB for the rights to broadcast MLB games live nationwide and be the Official Satellite Radio provider of MLB, XM is obligated to pay $60 million per year through 2012. On May 16, 2008, XM provided $120 million for an escrow arrangement for the benefit of MLB to replace an expiring surety bond. In connection with funding the MLB escrow arrangement, XM borrowed $62.5 million available under its $250 million revolving credit facility. This MLB escrow arrangement, which XM may replace with a letter of credit, reduces its unrestricted cash liquidity, and could have an adverse effect on its financial position if XM is not able to replace the escrow arrangement with a letter of credit or otherwise.

XM has many other agreements and must frequently negotiate renewal or replacement agreements with third-party suppliers of programming. XM’s payment obligations could increase when agreements are renewed or replaced, and will increase under the terms of certain existing agreements as the number of XM’s subscribers increases. Changes in the cost of certain programming or other factors could cause changes to XM’s channel line-up in the future. These payment obligations could limit XM’s ability to become profitable or generate positive cash flow and increase the amount that it may need to borrow. XM may seek to renegotiate certain of these arrangements to generate positive cash flow and reduce its need for external funds. There can be no assurance that XM will be able to complete such renegotiations on favorable terms or at all.

XM must Maintain and Pay License Fees for Music Rights, and XM is Currently Subject to ongoing Disputes with Copyright Holders.

XM must maintain music programming royalty arrangements with and pay license fees to Broadcast Music, Inc. (“BMI”), the American Society of Composers, Authors and Publishers (“ASCAP”) and SESAC, Inc. (“SESAC”). These organizations negotiate with copyright users, collect royalties and distribute them to songwriters and music publishers. Although XM has agreements with ASCAP and SESAC, through December 2011, it continues to operate under an interim agreement with BMI. There can be no assurance that the BMI royalty fee will remain at the current level when the agreement is finalized. Under the Digital Performance Right in Sound Recordings Act of 1995 and the Digital Millennium Copyright Act of 1998, XM also has to negotiate royalty arrangements with the copyright owners of the sound recordings, or if negotiation is unsuccessful, have the royalty rate established by the Copyright Royalty Board (“CRB”). XM participated in a CRB proceeding in order to set the royalty rate payable by XM under the statutory license covering its performance of sound recordings over the XM system for the six-year period starting in January 2007.

XM’s Inability to Retain Customers, Including those who Purchase or Lease Vehicles that Include a Subscription to its Service, could Adversely Affect its Financial Performance.

XM cannot predict how successful it will be at retaining customers who purchase or lease vehicles that include a subscription to XM’s service as part of the promotion of its product. Over the past several quarters, XM has retained approximately 52% to 54% of the customers who received a promotional subscription as part of the purchase or lease of a new vehicle. However, that percentage fluctuates over time and the amount of data on the percentage is limited. XM does not know if the percentage will change as the number of customers with promotional subscriptions increases.

XM experiences subscriber churn for both its self-pay and its non-promotional customers. Because XM has been in commercial operations for a relatively short period of time, it cannot predict the amount of churn it will experience over the longer term. Both XM’s inability to retain customers who purchase or lease new vehicles with its service beyond the promotional period and subscriber churn could adversely affect XM’s financial performance and results of operations.

Loss or Premature Degradation of XM’s Existing Satellites could Damage its Business.

XM placed its XM-3 and XM-4 satellites into service during the second quarter of 2005 and fourth quarter of 2006, respectively. XM’s XM-1 and XM-2 satellites experienced progressive degradation problems common to early Boeing 702 class satellites and now serve as in-orbit spares. During 2007, XM entered into a sale leaseback transaction with respect to the transponders on its XM-4 satellite. If XM fails to make the required payments under this arrangement, it could lose the right to use XM-4 to broadcast its service. The terms of this arrangement also require that upon the occurrence of specified events, including an operational failure or loss of XM-4, XM must repurchase the satellite and it may not receive sufficient insurance proceeds to do so. An operational failure or loss of XM-3 or XM-4 would, at least temporarily, affect the quality of XM’s service, and could interrupt the continuation of its service and harm its business. XM likely would not be able to complete and launch its XM-5 satellite before September 15, 2009. In the event of any satellite failure prior to that time, XM would need to rely on its back-up satellites, XM-1 and XM-2. There can be no assurance that restoring service through XM-1 and XM-2 would allow XM to maintain adequate broadcast signal strength through the in-service date of XM-5, particularly if XM-1 or XM-2 were to suffer unanticipated additional performance degradation or experience an operational failure.

A number of other factors could decrease the useful lives of XM’s satellites, including:

•	defects in design or construction;

•	loss of on board station-keeping system;

•	failure of satellite components that are not protected by back-up units;

•	electrostatic storms; and

•	collisions with other objects in space.

In addition, XM’s network of terrestrial repeaters communicates principally with one satellite. If the satellite communicating with the repeater network fails unexpectedly, XM would have to activate its backup satellites (XM-1 and XM-2) to restore repeater service. This would result in a degradation of service that could last several hours or longer and could harm XM’s business.

Potential Losses may not be Covered by XM’s Insurance.

Insurance proceeds may not fully cover XM’s losses. For example, XM’s insurance does not cover the full cost of constructing, launching and insuring new satellites or XM’s in-orbit spare satellites, nor will it cover and XM does not have protection against business interruption, loss of business or similar losses. Also, XM’s insurance contains customary exclusions, salvage value provisions, material change and other conditions that could limit its recovery. Further, any insurance proceeds may not be received on a timely basis in order to launch a spare satellite or construct and launch a replacement satellite or take other remedial measures. In addition, some of XM’s policies are subject to limitations involving large deductibles or co-payments and policy limits that may not be sufficient to cover losses. If XM experiences a loss that is uninsured or that exceeds policy limits, this may impair its ability to make timely payments on its outstanding notes and other financial obligations.

Competition could Adversely Affect XM’s Revenues.

In seeking market acceptance of XM’s service, XM encounters competition for both listeners and advertising revenues from many sources, including traditional and digital AM/FM radio; Internet based audio providers; MP3 players; wireless carriers; direct broadcast satellite television audio service; digital media services; and cable systems that carry audio service; and historically XM has faced limited competition from us.

Unlike XM Radio, traditional AM/FM radio already has a well-established and dominant market presence for its services and generally offers free broadcast reception supported by commercial advertising, rather than by a subscription fee. Also, many radio stations offer information programming of a local nature, which XM Radio is not expected to offer as effectively as local radio, or at all. Some radio stations have reduced the number of commercials per hour, expanded the range of music played on the air and are experimenting with new formats in order to compete with satellite radio.

Digital (or HD or high definition) radio broadcast services have been expanding, and as many as 1,500 radio stations in the United States have begun digital broadcasting and approximately 3,000 have committed to broadcasting in digital format. The technology permits broadcasters to transmit as many as five stations per frequency. To the extent that traditional AM/FM radio stations adopt digital transmission technology, any competitive advantage that XM enjoys over traditional radio because of its digital signal would be lessened. A group of major broadcast radio networks created a coalition to jointly market digital radio services.

Internet radio broadcasts have no geographic limitations and can provide listeners with radio programming from around the country and the world. XM expects that improvements from higher bandwidths, faster modems, wider programming selection and mobile internet service, will make Internet radio increasingly competitive.

The Apple iPod® is a portable digital music player that allows users to download and purchase music through Apple’s iTunes® Music Store, as well as convert music on compact disc to digital files. Apple sold over 51 million iPods® during its fiscal 2007 year. The iPod® is also compatible with certain car stereos and various home speaker systems. XM’s portable digital audio players, including those with advanced recording functionality, compete with the iPod® and other downloading technology and devices; and some consumers may use their digital music players in their vehicles rather than subscribe to XM Radio.

The audio entertainment marketplace continues to evolve rapidly, with a steady emergence of new media platforms and portable devices that compete with XM now or that could compete with it in the future. For example, Slacker and other companies have begun to introduce portable music players offering customizable Internet-based channels. Ford and Microsoft recently debuted an in-car communications system called “Sync,” which allows drivers to use voice commands or steering wheel controls to play songs from their digital-music players. In addition, ICO Global Communications (Holdings) Limited recently demonstrated a satellite-based mobile entertainment platform to deliver live broadcast media nationwide through a hybrid satellite and terrestrial repeater network.

Rapid Technological and Industry Changes could make XM’s Service Obsolete.

The audio entertainment industry is characterized by rapid technological change, frequent new product innovations, changes in customer requirements and expectations, and evolving industry standards. If XM is unable to keep pace with these changes, its business may be unsuccessful. Because XM has depended on third parties to develop technologies used in key elements of the XM Radio system, more advanced technologies that it may wish to use may not be available to it on reasonable terms or in a timely manner. Further, XM’s competitors may have access to technologies not available to XM, which may enable them to produce entertainment products of greater interest to consumers, or at a more competitive cost.

Higher than Expected Subscriber Acquisition Costs could Adversely Affect XM’s Financial Performance.

XM is spending substantial funds on advertising and marketing and in transactions with car and radio manufacturers and other parties to obtain or as part of the expense of attracting new subscribers, including its subscriber acquisition costs and costs per gross (or net) subscriber addition. XM’s ability to achieve cash flow breakeven and profitability within its expected timeframe or at all depends on its ability to continue to maintain or lower these costs, which vary over time based on a number of factors. If the costs of attracting new subscribers are greater than expected, XM’s financial performance and results of operations could be adversely affected.

XM’s Business could be Adversely Affected by the Performance of Third Parties.

XM’s business depends in part on actions of third parties, including:

•	the sale of new vehicles with factory installed XM radios;

•	the development and manufacture of XM radios and other XM-compatible devices; and

•	the availability of XM radios for sale to the public by consumer electronics retailers.

Subscription growth in the OEM channel is dependent on automotive sales and vehicle production by XM’s OEM partners. The sale of vehicles with XM radios is an important source of subscribers for XM. Automotive sales and production are dependent on many factors, including general economic conditions, consumer confidence and fuel costs. To the extent vehicle sales by XM’s OEM partners decline (including GM, XM’s highest volume OEM partner), or the penetration of factory-installed XM radios in those vehicles is reduced, and there is no offsetting growth in vehicle sales or increased penetration by XM’s other OEM partners, its subscriber growth will be adversely impacted. XM does not manufacture satellite radios or accessories, and it depends on manufacturers and others for the production of these radios and their component parts. If one or more manufacturers raises the price of the radios or does not produce radios in a sufficient quantity to meet demand, or if such radios were not to perform as advertised or were to be defective, sales of XM’s service and its reputation could be adversely affected. XM’s business or reputation also could be harmed in the event retailers were to fail to make XM radios available to the public in sufficient quantities, in a timely manner or at attractive prices.

The FCC has not Issued Final Rules Authorizing Terrestrial Repeaters.

The FCC has not yet issued final rules permitting XM to deploy terrestrial repeaters to fill gaps in satellite coverage. On November 1, 2001, the FCC issued a further request for comments on various proposals for permanent rules for the operation of terrestrial repeaters. XM has opposed some of these proposals. On December 18, 2007, the FCC released a “Notice of Proposed Rulemaking and Second Further Notice of Proposed Rulemaking” seeking additional comment on the final rules for satellite radio repeaters. Some of the proposals under discussion in the rulemaking, if adopted by the FCC, could impact XM’s ability to operate terrestrial repeaters, including requiring XM to reduce the power of some of its current repeaters, construct and operate additional repeaters to offer the same coverage, or otherwise impact reception of satellite radio service. XM is participating actively in this proceeding, but it cannot predict its outcome or any resulting impact on its business, consolidated results of operations or financial position.

FCC Regulation or XM’s Failure to Comply with FCC Requirements could Damage XM’s Business.

XM holds FCC licenses and authorizations to operate a commercial satellite radio service in the United States, including authorizations for satellites and a terrestrial repeater system, and related authorizations. The FCC generally grants licenses and authorizations for a fixed term. Although XM expects its satellite licenses and authorizations to be renewed in the ordinary course upon their expiration, there can be no assurance that this will be the case. Any assignment or transfer of control of XM’s FCC licenses or authorizations must be approved in advance by the FCC.

The operation of XM’s system is subject to significant regulation by the FCC under authority granted through the Communications Act and related federal law. XM is required, among other things, to operate only within specified frequencies; to meet certain conditions regarding the interoperability of its radios with those of the other licensed satellite radio system; to coordinate its satellite radio service with radio systems operating in the same range of frequencies in neighboring countries; and to coordinate its communications links to its satellites with other systems that operate in the same frequency band. Non-compliance by XM with these requirements or other conditions or with other applicable FCC rules and regulations could result in fines, additional license conditions, license revocation or other detrimental FCC actions. There is no guarantee that the FCC will not modify its rules and regulations in a manner that would have a material impact on XM’s operations.

XM is operating its terrestrial repeaters on a non-interference basis pursuant to grants of STA from the FCC, which have expired. XM has applied on a timely basis for extensions of these STAs. Pursuant to FCC rules, if an extension request is filed on a timely basis, operations in accordance with the terms of the STA may continue pending action on the extension request.

See “Risks Related to Our Business—Failure to Comply with FCC Requirements could Damage our Business” above for information regarding an FCC Consent Decree to which XM expects to be subject.

One of XM’s Major Business Partners is Experiencing Financial Difficulties.

On October 8, 2005, Delphi Corporation and 38 of its domestic U.S. subsidiaries, which we refer to collectively as “Delphi,” filed voluntary petitions for relief under Chapter 11 of the U.S. Bankruptcy Code. Delphi manufactures, in factories outside the United States, XM radios for installation in various brands of GM vehicles. Delphi also distributes to consumer electronics retailers various models of XM radios manufactured abroad. On January 25, 2008, the Bankruptcy Court entered an order confirming Delphi’s First Amended Joint Plan of Reorganization, as Modified, which we refer to as the Delphi Plan, which provides for a reorganization of Delphi and the emergence of Delphi from bankruptcy as an ongoing entity. The Delphi Plan provides that Delphi shall assume all executory contracts including those with XM as of the effective date of the Delphi Plan. The Delphi Plan has not yet become effective, is subject to various conditions and may not become effective. Certain investors entered into commitments to provide financing to a reorganized Delphi, but (according to Delphi) terminated the investment agreement just prior to the closing of the financing. Delphi has commenced certain litigation alleging wrongful termination of the investment agreement, and asserting that the financing is necessary for the successful consummation of the Delphi Plan. Accordingly, it is unclear at this time whether the Delphi Plan will ever become effective. Further, even if the Delphi Plan becomes effective, Delphi has taken the position that any contracts that expire prior to the effective date of the Delphi Plan will not be assumed under the Delphi Plan and Delphi shall have no obligation to cure any pre-bankruptcy defaults thereunder. XM has reserved its rights to dispute that position.

     Weaker than Expected Market and Advertiser Acceptance of XM’s Radio Service could Adversely Affect XM’s Advertising Revenue and Results of Operations.

XM’s ability to generate advertising revenues will depend on several factors, including the level and type of penetration of its service, competition for advertising dollars from other media, and changes in the advertising industry and economy generally. XM directly competes for audiences and advertising revenues with traditional AM/FM radio stations, some of which maintain longstanding relationships with advertisers and possess greater resources than it does, and “new media,” including Internet, Internet radio, podcasts and others, and historically XM has faced limited competition from Sirius. Because XM offers its radio service to subscribers on a pay-for-service basis, certain advertisers may be less likely to advertise on its radio service.

XM’s Business may be Impaired by Third-Party Intellectual Property Rights.

Development of the XM Radio system has depended largely upon the intellectual property that XM has developed, as well as intellectual property XM has licensed from third parties. If the intellectual property that XM has developed or uses is not adequately protected, others will be permitted to and may duplicate the XM Radio system or service without liability. In addition, others may challenge, invalidate, render unenforceable or circumvent XM’s intellectual property rights, patents or existing sublicenses or XM may face significant legal costs in connection with defending and enforcing those intellectual property rights. Some of the know-how and technology XM has developed and plans to develop is not now, nor will be, covered by U.S. patents or trade secret protections. Trade secret protection and contractual agreements may not provide adequate protection if there is any unauthorized use or disclosure. The loss of necessary technologies could require XM to obtain substitute technology of lower quality performance standards, at greater cost or on a delayed basis, which could harm its business.

Other parties may have patents or pending patent applications, which will later mature into patents or inventions that may block XM’s ability to operate its system or license its technology. XM may have to resort to litigation to enforce its rights under license agreements or to determine the scope and validity of other parties’ proprietary rights in the subject matter of those licenses. This may be expensive. Also, XM may not succeed in any such litigation.

Third parties may assert claims or bring suit against XM for patent, trademark, or copyright infringement, or for other infringement of intellectual property rights. Any such litigation could result in substantial cost to, and diversion of effort by, XM, and adverse findings in any proceeding could subject XM to significant liabilities to third parties; require XM to seek licenses from third parties; block XM’s ability to operate the XM Radio system or license its technology; or otherwise adversely affect XM’s ability to successfully develop and market the XM Radio system.

Interference from other Users could Damage XM’s Business.

XM’s service may be subject to interference caused by other users of radio frequencies, such as RF lighting and ultra-wideband (“UWB”) technology and Wireless Communications Service (“WCS”) users. The FCC is seeking comment on proposals by certain WCS licensees for modification of rules regarding their operations in spectrum adjacent to satellite radio, including rule changes to facilitate mobile broadband services in the WCS. XM and Sirius are participating actively in this proceeding and have opposed the changes requested by WCS licensees out of a concern for their impact on the reception of satellite radio service. We cannot predict the outcome of the FCC proceeding, or the impact on satellite radio reception.

XM’s Service Network or other Ground Facilities could be Damaged by Natural Catastrophes.

Since XM’s ground-based network is attached to towers, buildings and other structures around the country, an earthquake, tornado, flood or other catastrophic event anywhere in the United States could damage its network, interrupt its service and harm its business in the affected area. XM has backup central production and broadcast facilities; however, it does not have replacement or redundant facilities that can be used to assume the functions of XM’s repeater network in the event of a catastrophic event. Any damage to our repeater network would likely result in degradation of XM’s service for some subscribers and could result in the complete loss of service in affected areas. Damage to XM’s central production and broadcast facility would restrict its production of programming to its backup facilities.

Consumers could Steal XM’s Service.

Like all radio transmissions, the XM Radio signal is subject to interception. Pirates may be able to obtain or rebroadcast XM Radio without paying the subscription fee. Although XM uses encryption technology to mitigate the risk of signal theft, such technology may not be adequate to prevent theft of the XM Radio signal. If widespread, signal theft could harm XM’s business.

XM Depends on Certain on-Air Talent and Other People with Special Skills. If XM Cannot Retain these People, its Business could Suffer.

XM employs or independently contracts with on-air talent who maintain significant loyal audiences in or across various demographic groups. There can be no assurance that XM’s on-air talent will remain with XM or that XM will be able to retain their respective audiences. If XM loses the services of one or more of these individuals, and fails to attract comparable on-air talent with similar audience loyalty, the attractiveness of its service to subscribers and advertisers could decline, and its business could be adversely affected. XM also depends on the continued efforts of its executive officers and key employees, who have specialized technical knowledge regarding its satellite and radio systems and business knowledge regarding the radio industry and subscription services. If XM loses the services of one or more of them, or fails to attract qualified replacement personnel, it could harm XM’s business and its future prospects.

Risks Related to the Merger

     Our Indebtedness Following the Completion of the Merger will be Substantial. This Indebtedness could Adversely Affect us in many ways, Including by Reducing Funds Available for other Business Purposes.

As of March 31, 2008, the pro forma indebtedness of the combined company after giving effect to the merger and the Refinancing Transactions, and including approximately $78.4 million of original issue discount associated with the 13% Senior Notes and approximately $162.5 million of incremental indebtedness incurred by XM subsequent to March 31, 2008 and prior to July 1, 2008, which will remain outstanding after the merger and the Refinancing Transactions, would have been approximately $3,418.8 million. Interest costs related to this debt will be substantial. As a result of this debt, demands on our cash resources will be substantial. Our high levels of indebtedness could reduce funds available for investment in research and development and capital expenditures or create competitive disadvantages compared to other companies with lower debt levels.

Our and XM’s indebtedness contain covenants that will, among other things, restrict our ability and the ability of our restricted subsidiaries to incur more debt, pay dividends and make distributions, make certain investments, repurchase stock, create liens, enter into transactions with affiliates, enter into sale lease-back transactions, merge or consolidate, and transfer or sell assets.

     Potential Adjustments to our Business Plan Following the Merger and XM’s Substantial Debt Maturing in 2009 will Require Additional Financing, and Additional Financing might not be Available on Favorable Terms or at all.

Following the merger, we will be the sole stockholder of XM and its business will be operated as an unrestricted subsidiary under our existing indebtedness. In its previous financial and operational estimates and predictions set forth in its most recent reports filed with the SEC, XM indicated that, provided that it meets the revenue, expense and cash flow projections of its current business plan, XM expected to be fully funded and not need additional liquidity to continue operations beyond its existing assets, credit facilities and cash generated by operations; XM’s current business plan is based on estimates regarding expected future costs, expected future revenue and assumes the refinancing or renegotiating of certain of its obligations as they become due, including the maturity of its existing credit facilities and $400 million of 1.75% Notes and the MLB escrow arrangement. XM’s financial and operational estimates and predictions were made in the context of being a stand-alone enterprise, and may not be reflective of results that will be achieved following the merger.

Our operations will also be affected by the FCC order approving the merger. In addition, our future liquidity may be adversely affected by, among other things, changes in our operations or business plans following the merger, the termination of XM’s GM Facility following the consummation of the merger, or by the nature and extent of the benefits, if any, achieved by operating XM as a wholly-owned subsidiary. We may be unwilling to contribute or loan XM capital to support its operations or unable to do so under the terms of our existing or future debt obligations. You should not assume that we will contribute or loan XM additional capital to satisfy its liquidity requirements following the merger. To the extent the XM’s remaining funds following the Refinancing Transactions are insufficient to support its ongoing capital requirements, it would be required to seek additional financing, which may not be available on favorable terms or at all. Such additional financing would likely be obtained from the sale of additional debt securities, obtaining the release of funds held in escrow in connection with XM’s MLB arrangement or other sources. If XM is unable to secure additional financing, its business and results of operations may be adversely affected. In addition, XM will be required to maintain a minimum cash balance of $75 million under its revolving credit facility. If XM’s cash balance following the Refinancing Transactions falls below $75 million, it would need to obtain a waiver from its bank lenders to avoid a default. No assurance can be given that XM would be able to obtain such a waiver or otherwise avoid a default under its revolving credit facility.

Following the Refinancing Transactions, XM will have a substantial amount of debt maturing in 2009, including its $250 million revolving credit facility and $100 million term loan, each of which matures in May 2009, $400 million aggregate principal amount of Convertible Senior Notes due in December 2009, and $33.2 million aggregate principal amount of 10% Senior Secured Discount Convertible Notes due in December 2009 (“Discount Notes”). Moreover, we have approximately $300 million of 2 1/2% Convertible Notes that mature in February 2009, which we may need to refinance. As a result of these debt maturities, our cash flows from operating activities may not be sufficient to fund our projected cash needs in 2009. We may not be able to access additional sources of refinancing on similar terms or pricing as those that are currently in place, or at all, or otherwise obtain other sources of funding. An inability to access additional sources of liquidity to fund our cash needs in 2009 or thereafter or to refinance or otherwise fund the repayment of our maturing debt instruments could adversely affect our growth, our financial condition, our results of operations, and our ability to make payments on our debt, and could force us to seek the protection of the bankruptcy laws, which could materially adversely impact our ability to operate our business and to make payments under our debt instruments.

It will be more difficult to obtain additional financing if prevailing instability in the credit and financial markets continues through 2009. Tightening credit policies could also adversely impact our operational liquidity by making it more difficult or costly for our customers to access credit, and could have an adverse impact on our operational liquidity as a result of possible changes to our payment arrangements that credit card companies and other credit providers could unilaterally make.

     The Anticipated Benefits of the Merger may not be Realized Fully (or at all) and may Take Longer to Realize than Expected.

The merger involves the integration of two companies that have previously operated independently with principal offices in two distinct locations and technologically different satellite radio platforms. We have conducted only limited planning regarding the integration of the two companies. The combined company will be required to devote significant management attention and resources to integrating the two companies. Delays in this process could adversely affect the combined company’s business, financial results and financial condition. Even if we were able to integrate our business operations successfully, there can be no assurance that this integration will result in the realization of the full benefits of synergies, cost savings, innovation and operational efficiencies that may be possible from this integration or that these benefits will be achieved within a reasonable period of time. In addition, the indentures governing our indebtedness and indebtedness of XM contain covenants that will restrict the integration of these two operating companies.

     Undertakings made to the FCC will Affect the Combined Company’s Business in the Future.

We and XM have represented to the FCC that the combined company will implement a number of voluntary commitments. These programming, a la carte, minority and public interest, equipment, subscription rates, and other service commitments are described in “The merger — FCC conditions.” The voluntary commitments will be treated by the FCC as enforceable conditions to the agency’s order approving the merger, and would bind the combined company. Similarly, to the extent the FCC conditions the merger on other terms related to but different from these voluntary commitments, or on other terms, those conditions also would be binding on the combined company. As such, a failure by the combined company to abide by these conditions could result in fines, additional license conditions, license revocation or other detrimental FCC actions. In addition, while we believe that the combined company can successfully implement all of the commitments, we are unable to predict the degree to which we will confront operational or technical difficulties in the course of such implementation or the ultimate effects of these commitments on the business or results of operations of the combined company.

Risks Related to Our Common Stock

     The Price of our Common Stock Historically has been Volatile. This Volatility may Affect the Price at which you could Sell our Common Stock, and the Sale of Substantial Amounts of our Common Stock could Adversely Affect the Price of our Common Stock.

The market price for our common stock has varied between a high of $4.15 and a low of $1.83 in the eighteen-month period ended June 30, 2008. This volatility may affect the price at which you could sell our common stock, and the sale of substantial amounts of our common stock could adversely affect the price of our common stock. The price for our common stock is likely to continue to be volatile and subject to significant price and volume fluctuations in response to market and other factors, including the other factors discussed in the risks related to our business and the business of XM; variations in our quarterly operating results from our expectations or those of securities analysts or investors; downward revisions in securities analysts’ estimates; competitive developments; and capital commitments.

In the past, following periods of volatility in the market price of their stock, many companies have been the subject of securities class action litigation. If we became involved in securities class action litigation in the future, it could result in substantial costs and diversion of our management’s attention and resources and could harm our stock price, business, prospects, results of operations and financial condition.

In addition, the broader stock market has experienced significant price and volume fluctuations in recent years. This volatility has affected the market prices of securities issued by many companies for reasons unrelated to their operating performance and may adversely affect the price of our common stock. In addition, our announcements of our quarterly operating results, changes in general conditions in the economy or the financial markets and other developments affecting us, our affiliates or our competitors could cause the market price of our common stock to fluctuate substantially.

In addition, the sale of substantial amounts of our common stock could adversely impact its price. As of June 30, 2008, we had outstanding approximately 1,501 million shares of common stock, options to purchase approximately 95 million shares of our common stock (of which approximately 53 million were exercisable as of that date at prices ranging from $0.49 to $31.25) and convertible notes convertible into approximately 111 million shares (at conversion prices ranging from $4.41 to $28.46). Approximately 1,467 million shares of our common stock will be issued in the merger. The sale or the availability for sale of a large number of shares of our common stock in the public market could cause the price of our common stock to decline.

     The Issuance and Sale of our Common Stock upon the Exchange, Conversion or Exercise of Outstanding Equity-Linked Securities may Cause Volatility in our Stock Price and will Dilute the Ownership Interest of Existing Stockholders.

Although our diluted earnings per share calculation treats the stock options, restricted stock, restricted stock units, warrants, convertible notes and stock based awards under our Stock Incentive Plan as if they were already exchanged or converted into our common stock, sales in the public market of our common stock issuable upon such exchange or conversion could adversely affect prevailing market prices of our common stock. Anticipated exchange or conversion of the equity-linked securities into shares of our common stock could depress the price of our common stock. In addition, the existence of the equity-linked securities may encourage short selling by market participants because the exchange or conversion of such securities could be used to satisfy short positions. Exchange or conversion of the outstanding equity-linked securities will dilute the ownership interests of existing stockholders.

     We have Never Paid Dividends and do not Anticipate Paying any Dividends on our Common Stock in the Future, so any Short-Term Return on your Investment will Depend on the Market Price of our Common Stock.

We currently intend to retain any earnings to finance our operations and growth. In addition, the terms and conditions of certain of our and our subsidiaries’ debt instruments restrict and limit payments or distributions in respect of common stock.

     Delaware Law and our Charter Documents may Impede or Discourage a Takeover, which could Cause the Market Price of Shares of our Common Stock to Decline.

We are a Delaware corporation, and the anti-takeover provisions of Delaware law impose various impediments to the ability of a third party to acquire control of our company, even if a change in control would be beneficial to our existing stockholders. In addition, our board of directors has the power, without stockholder approval, to designate the terms of one or more series of preferred stock and issue shares of preferred stock, including the adoption of a “poison pill,” which could be used defensively if a takeover is threatened. The ability of our board of directors to create and issue a new series of preferred stock and certain provisions of Delaware law and our certificate of incorporation and bylaws could impede a merger, takeover or other business combination involving us or discourage a potential acquirer from making a tender offer for our common stock, which, under certain circumstances, could reduce the market price of our common stock.

Risks Related to the Offering

     The Effect of the Issuance and Sale of Shares of our Common Stock in this Offering, which Issuance is being Made to Facilitate Transactions by which Investors in XM’s Notes may Hedge their Investments, may be to Lower the Market Price of our Common Stock.

The underwriters have informed us and XM that they, or their respective affiliates, intend to short sell the borrowed shares concurrently with the offering of the Notes. The borrowed shares are being borrowed by the share borrowers under the share lending agreements. Neither XM nor we will receive any proceeds from the sale of the borrowed shares, but we will receive a nominal lending fee from the share borrowers for the use of those shares. All borrowed shares (or identical shares or, in certain circumstances, the cash value thereof) must be returned to us on or about the maturity date of the Notes or earlier upon notice from us that the Notes are no longer outstanding, or in certain other circumstances. See “Description of Share Lending Agreements; Concurrent Offering of Exchangeable Notes.”

We have been further advised by the underwriters that they, or their respective affiliates, intend to use the share loans and the short sales of the borrowed shares to facilitate transactions by which investors in the Notes may hedge their investments through privately negotiated derivative transactions. The existence of the share lending agreements, the short sales of our common stock effected in connection with the sale of the Notes, and the related derivatives transactions, or any unwind of such derivative transactions, could cause the market price of our common stock to be lower over the term of the share lending agreements than they would have been had we not entered into these agreements, due to the effect of the increase in the number of outstanding shares of our common stock or otherwise. For example, in connection with any cash settlement of any such derivative transaction, the underwriters or their affiliates may purchase shares of our common stock and investors in the Notes may sell shares of our common stock, which could temporarily increase, temporarily delay a decline in, or temporarily decrease, the market price of our common stock. The market price of our common stock could be further negatively affected by these or other short sales of our common stock, including other sales by the purchasers of the Notes hedging their investment therein.

     Adjustments by Purchasers of the Notes of Their Hedging Positions in our Common Stock and the Expectation Thereof may have a Negative Effect on the Market Price of our Common Stock.

The shares of our common stock that are being offered in connection with the share lending agreements are expected to be used to facilitate the establishment of hedge positions in our common stock by investors in the Notes with respect to the Notes through privately negotiated derivative transactions. The number of shares of our common stock offered hereby may be more or less than the notional size of these desired hedge positions. Any buying or selling of shares of our common stock by investors in the Notes to adjust their hedging positions simultaneously with this offering or the concurrent offering of the Notes or in the future may affect the market price of our common stock.

     Changes in the Accounting Guidelines Relating to the Borrowed Shares could Increase our Reported Loss Per Share and Potentially Decrease our Common Stock Price.

Because the borrowed shares that are being offered (or identical shares) must be returned to us at the end of the loan availability period under the share lending agreements or earlier in certain circumstances, we believe that under U.S. GAAP, as presently in effect, the borrowed shares will not be considered outstanding for the purpose of computing and reporting our (loss) earnings per share. If accounting guidelines were to change in the future, we may become required to treat the borrowed shares as outstanding for purposes of computing (loss) earnings per share, our reported (loss) per share would be decreased or our reported earnings per share would be reduced and Sirius common stock price could decrease, possibly significantly. In addition, if the borrowers of the borrowed shares failed to perform their obligations pursuant to the share lending agreements and return the borrowed shares for whatever reason, such shares would be included in all calculations of (loss) earnings per share and we may be compelled to sue for damages which may not provide an adequate remedy.

THE MERGER

Overview

On February 19, 2007, we entered into the merger agreement with Holdings to effect a strategic merger, combining our business with that of Holdings through the merger of Holdings with our wholly-owned subsidiary, resulting in Holdings and its subsidiaries, including XM, becoming direct or indirect wholly-owned subsidiaries of us. On March 24, 2008, the Department of Justice approved the merger and the merger is pending approval by the FCC. The merger is intended to qualify as a reorganization for federal income tax purposes. The issuance and sale of the common stock is conditioned upon the closing of the merger.

In the merger, each share of Holdings’ Class A common stock then issued and outstanding will be converted at the effective time of the merger into the right to receive 4.6 shares of our common stock. Each share of Holdings’ Series A convertible preferred stock then issued and outstanding similarly will be converted at the effective time of the merger into the right to receive 4.6 shares of a newly-designated series of our preferred stock having the same powers, designations, preferences, rights and qualifications, limitations and restrictions as the stock so converted, except that such preferred stock will have the right to vote with the holders of our common stock as a single class, with each share of preferred stock having one-fifth of a vote.

The merger agreement contains certain termination rights both for us and Holdings. If the merger agreement is terminated under circumstances specified in the merger agreement due to action by one of the parties, we or Holdings, as the case may be, will be required to pay the other a termination fee of $175 million. Our board of directors and stockholders and the board of directors and stockholders of Holdings have approved the merger. The parties agreed to extend the merger agreement, as necessary, for rolling two week periods unless either side notifies the other of its intention not to extend.

In connection with the merger, XM will be required to refinance a significant portion of our outstanding indebtedness. See “Summary — Recent Developments — Refinancing transactions” and “Use of Proceeds.”

Reasons for the Merger

This section summarizes the principal potential strategies and financial benefits that the parties expect to realize in the merger. For a discussion of various factors that could prohibit or limit the parties from realizing some or all of these benefits, see “Risk Factors.” We believe that the merger will enable us and XM to capitalize on the strategic advantages and opportunities. The benefits of the merger are expected to include the following:

•	Cost Synergies. We believe that the merger will create significant cost synergies for us and XM. We expect operating cost savings to be achievable in almost every cost item on the combined company’s income statement, including subscriber acquisition, programming and content, sales and marketing, revenue share and royalties, general and administrative expenses, customer service and billing, and research and development. Moreover, over the long-term, the combined company expects to derive significant additional value by procuring its future generation satellites, terrestrial repeaters and other capital expenditures as a single entity. The combination of operating cost and capital procurement synergies of the two companies will allow a greater portion of revenue to be realized as cash flow as the combined company grows.

•	Better Competitive Positioning. The market for audio entertainment in the United States is robustly competitive and rapidly evolving. We compete directly and intensely with a host of other audio entertainment providers for consumer attention. The combination will better position satellite radio to compete for consumers’ attention against a host of products and services in the highly competitive and rapidly evolving audio entertainment marketplace. In addition to existing competition from free “over-the-air” AM and FM radio as well as iPods and mobile phone streaming, satellite radio faces challenges from the rapid growth of HD Radio, Internet radio and next generation wireless and other technologies. In addition, cost reductions resulting from the combination of us and XM will enable satellite radio to maintain competitive prices for subscription and devices.

•	Greater Programming Choice. We believe that the merger will permit the combined company to offer consumers more choices and value, stimulating demand for the service and reducing customer churn. We expect to be able to add the best of XM’s lineup to our service, subject to obtaining permission of the applicable content provider — as well as offer other new programming packages. The combined company will offer American consumers for the first time the opportunity to choose programming on an a la carte basis, which will provide consumers with more choices and lower prices. We and XM already broadcast a wide range of commercial-free music channels; exclusive and non-exclusive sports coverage; news, talk, entertainment, and religious programming; channels in Spanish, French and other foreign languages; as well as weather and traffic channels for many cities.

•	Advancements in Technology. We believe that the combined company will be able to offer consumers access to advanced technology sooner than would otherwise occur. In particular, the combination of the companies’ two engineering organizations is expected to lead to better results from each dollar invested in research and development. The merger will lead to the commercial introduction of interoperable satellite radios. In originally implementing rules for the satellite radio service, the FCC required us and XM to develop designs for a radio capable of receiving the signal of either system. In accordance with this requirement, we and XM created a jointly funded engineering team that has developed radios that are interoperable with each other’s networks. After the merger is consummated, the marketplace itself will provide economic incentives to encourage further innovation and the subsidization and commercial distribution of interoperable radios. With appropriate subsidies to lower the costs, radio manufacturers would likely shift some amount of production, consistent with customer demand, to fabricating radios that tune to all channels of the combined service. Eventually, such radios are expected to enable the combined company to offer enhanced content and services.

•	Advertising Revenue Growth. The combined company is expected to be more attractive to large national advertisers, since it will have significantly more reach than either company on its own.

•	Compatible Cultures and Commitment to Excellence. We expect that the combined company will have a highly experienced management assembled from us and XM, with extensive industry knowledge in radio, media, consumer electronics, engineering and technology.

The actual synergistic benefits from the merger and costs of integration could be different from those described above and these differences could be material. Accordingly, there can be no assurance that any Of the potential benefits described above will be realized. See “Risk factors” and “Special note regarding forward-looking statements.”

FCC Conditions

In order to demonstrate to the FCC that the merger is in the public interest, we and XM have represented to the FCC that the combined company will implement a number of voluntary commitments. These programming, minority and public interest, equipment, subscription rates, and other service commitments are summarized as follows:

Programming

A La Carte Programming:  The combined company will offer the following a la carte programming options:

•	50 Channels will be available for $6.99 a month and will allow consumers to choose either 50 SIRIUS channels from approximately 100 SIRIUS channels or 50 XM channels from approximately 100 XM channels. Additional channels can be added for 25 cents each, with premium programming priced at additional cost. However, in no event will a customer subscribing to this a la carte option pay more than $12.95 per month for this programming.

•	100 Channels will be available on an a la carte basis for $14.99 a month. This a la carte option will allow SIRIUS customers to choose from the SIRIUS programming line-up and some of the best of XM’s programming, and XM customers to choose from the XM programming line-up and some of the best of Sirius’ programming.

Within three months of the consummation of the merger, the first radios capable of offering a la carte programming will be introduced in the retail after-market, likely first with respect to radios offered by Sirius followed thereafter by XM radios, and the combined company will commence offering a la carte programming.

“Best of Both” Programming: Within three months of the consummation of the merger, the combined company will offer customers the ability to receive the best of both SIRIUS and XM programming. Current XM customers will continue to receive their existing XM service, and be able to obtain select SIRIUS programming. Likewise, current SIRIUS customers will continue to receive their existing SIRIUS service, and be able to obtain select XM programming. This “best of” programming will be the same “best of” programming included as part of the 100 Channel a la carte offering, and will be available at a monthly cost of $16.99.

Mostly Music or News, Sports and Talk Programming:  Within three months of the consummation of the merger, customers will have the option of choosing an option of “mostly music” programming. Subscribers will also be able to choose an option of news, sports and talk programming. Each of these programming options will be available on existing satellite radios at a cost of $9.99 per month.

Discounted Family-Friendly Programming:  Within three months of the consummation of the merger, consumers will be able to purchase a “family-friendly” version of existing SIRIUS or XM programming at a cost of $11.95 a month, representing a discount of $1.00 per month. Current SIRIUS customers will also be able to choose a family-friendly version of SIRIUS programming that includes select XM programming, and current XM customers can choose a family-friendly XM programming option that includes select SIRIUS programming. This programming will cost $14.99 per month, representing a discount of $2.00 per month from the cost of the “best of” programming. These programming options are subject to individual channel changes in the ordinary course of business and, in the case of certain programming, the consent of third-party programming providers.

Public Interest and Qualified Entity Channels.

•	The combined company will set aside four percent of the full-time audio channels on the Sirius platform and on the XM platform, respectively, which currently represents six channels on the Sirius platform and six channels on the XM platform, for noncommercial, educational and informational programming within the meaning of the FCC rules that govern a similar obligation of direct broadcast satellite providers. Sirius and XM will not select a programmer to fill more than one non-commercial, educational or informational channel on each of the Sirius and XM platforms as long as demand for such channels exceeds available supply.

•	In addition, within four months of the consummation of the merger, the combined company will enter into long-term leases or other agreements to provide to a Qualified Entity or Entities, defined as an entity or entities that are majority-owned by persons who are African American, not of Hispanic origin; Asian or Pacific Islanders; American Indians or Alaskan Natives; or Hispanics, rights to four percent of the full-time audio channels on the Sirius platform and on the XM platform, respectively, which again currently represents six channels on the Sirius platform and six channels on the XM platform. As digital compression technology enables the company to broadcast additional full-time audio channels, the combined company will ensure that four percent of full-time audio channels on the Sirius platform and the XM platform are reserved for a Qualified Entity or Entities; provided that in no event will the combined company reserve fewer than six channels on the Sirius platform and six channels on the XM platform.

•	The Qualified Entity or Entities will not be required to make any lease payments for such channels. The combined company is willing not to be involved in the selection of the Qualified Entity or Entities. The combined company will have no editorial control over these channels.

Equipment

•	Immediately after the merger, the combined company shall offer for license, on commercially reasonable and non-discriminatory terms, the intellectual property it owns and controls of the basic functionality of satellite radios that is necessary to independently design, develop and have manufactured satellite radios (other than chip set technology, which technology includes its encryption and conditional access keys) to any bona fide third party that wishes to design, develop, have manufactured and distribute subscriber equipment compatible with the Sirius system, the XM system, or both. Chip sets for satellite radios may be purchased by licensees from manufacturers in negotiated transactions with such manufacturers. Such technology license shall contain commercially reasonable terms, including, without limitation, confidentiality, indemnity and default obligations; require the licensee to comply with all existing and applicable law, including FCC rules and regulations and applicable U.S. copyright laws; and require the licensee and qualified manufacturer to satisfy technical and quality assurance standards and tests established by the combined company from time to time and applicable to licensees and qualified manufacturers. Following the consummation of the merger, the combined company will not enter into any agreement that grants, or that would have the effect of granting, a device manufacturer an exclusive right to manufacture, market and sell equipment that can deliver the company’s satellite radio service.

•	The combined company will not execute any agreement or take any other action that would bar, or have the effect of barring, a car manufacturer or other third party from including non-interfering HD radio chips, iPod compatibility, or other audio technology in an automobile or audio device.

Service to Puerto Rico

Within three months of the consummation of the merger, the combined company will file the necessary applications to provide the Sirius satellite radio service to the Commonwealth of Puerto Rico using terrestrial repeaters and will, upon grant of the necessary permanent authorizations, promptly introduce such satellite radio service to the Commonwealth.

Interoperable Receivers

Within nine months of the consummation of the merger, the combined company will offer for sale an interoperable receiver in the retail after-market.

Subscription Rates

The combined company will not raise the retail price for its basic $12.95 per month subscription package, the a la carte programming packages and the new programming packages described above for thirty six months after consummation of the merger. After the first anniversary of the consummation of the merger, the combined company may pass through cost increases incurred since the filing of the combined company’s FCC merger application as a result of statutorily or contractually required payments to the music, recording and publishing industries for the performance of musical works and sound recordings or for device recording fees. The combined company will provide customers, either on individual bills or on the combined company’s website, specific costs passed through to consumers pursuant to the preceding sentence.

Local Programming and Advertising

The combined company has committed not to originate local programming or advertising through its repeater networks.

USE OF PROCEEDS

We will not receive any proceeds from the sale of our common stock offered by this supplemental prospectus, other than a nominal loan fee from the share borrowers equal to $0.01 per share multiplied by the number of shares issued to the borrowers. See “Share Lending Agreements; Concurrent Offering of Notes.” We expect to use those proceeds for general corporate purposes. This offering is being conducted in connection with the offering by XM of its Notes and is contingent upon the closing of that offering.

The following table illustrates the currently expected estimated sources and uses of the funds for the Refinancing Transactions. Actual amounts will vary from estimated amounts depending on several factors, including changes in XM’s refinancing plans as a result of market conditions or other factors, the extent to which holders of XM’s existing indebtedness may elect not to accept its offer to refinance its indebtedness, the timing of the merger and completion of the Refinancing Transactions and other factors.

(In thousands)

Sources of funds:
13% Senior Notes due 2014(1)	$700,105
Exchangeable Senior Subordinated Notes(2)	550,000

Total sources	$1,250,105

Uses of funds:
Cash to XM’s balance sheet	$38,083
Repurchase by XM of obligation of consolidated variable interest entity(3)	309,373
Repurchase by XM of 9.75% Notes due 2014(4)	600,000
Repurchase by XM of Senior Floating Rate Notes due 2013(5)	202,000
Accrued interest with respect to indebtedness being refinanced	31,411
Estimated fees and expenses and prepaid interest on escrow(6)	69,238

Total uses	$1,250,105

(1)	Reflects gross proceeds net of original issue discount of $78,395 thousand.

(2)	XM may elect to increase or decrease the relative size of the Notes offering depending on market conditions and the availability of alternative financing sources. XM may also seek capital from other sources, including a capital contribution or subordinated loan from us or the replacement of all or a portion of its escrow arrangement with MLB. Any such additional capital may reduce the principal amount of the Notes XM is expected to offer.

(3)	Reflects repurchase obligation of both debt and equity holders.

(4)	XM intends to make a cash tender offer at par to holders of its 9.75% Notes. Holders of a majority in aggregate principal amount of the outstanding 9.75% Notes have agreed to waive the change of control put with respect to the merger on behalf of all holders of its 9.75% Notes, subject to the consummation of the merger and the satisfaction of certain conditions in connection with the Refinancing Transactions prior to August 31, 2008. The 9.75% Notes mature in 2014.

(5)	Interest is payable quarterly on May 1, August 1, November 1, and February 1 at a rate currently set at 7.3728% per annum through August 1, 2008. Thereafter, the rate is reset quarterly to 450 basis points over the three-month LIBOR.

(6)	The actual amount of the fees and expenses in connection with the merger and Refinancing Transactions and prepaid interest on escrow will vary from this estimate based on a number of factors. We have agreed, in the event the merger is not consummated, to reimburse XM for half of certain fees and expenses incurred by it in connection with the refinancing transactions described herein.

CAPITALIZATION

The following table sets forth our cash and cash equivalents balances and our capitalization as of March 31, 2008 on an actual basis and on an adjusted basis to (i) reflect the completion of the offering of shares of our common stock, including our receipt of the nominal lending fees in respect of the borrowed shares being offered, and (ii) give effect to the merger and the Refinancing Transactions, as if they had occurred on such date. As adjusted amounts will vary from amounts set forth below depending on several factors, including changes in XM’s refinancing plans as a result of market conditions or other factors, the extent to which holders of existing indebtedness may elect not to accept XM’s offer to repurchase their debt securities and other obligations, the timing of the consummation of the merger and completion of the Refinancing Transactions and other factors. You should read the data set forth in the table below in conjunction with “The merger,” “Use of proceeds,” “Summary historical and pro forma consolidated financial data” and “Unaudited pro forma condensed combined financial statements” appearing elsewhere in this prospectus supplement, as well as our “Management’s discussion and analysis of financial condition and results of operations” and our audited and unaudited financial statements and the accompanying notes, which are incorporated by reference into this prospectus supplement. Upon the closing of the merger, Sirius’ capital structure will consist of 4,500,000,000 authorized shares of common stock, par value $.001 per share, and 50,000,000 shares of preferred stock, par value $.001 per share, including 25 million shares of preferred stock designated as Series A Convertible Preferred Stock. As of June 30, 2008, an aggregate of 1,501 million shares of our common stock were issued and outstanding, and no shares of preferred stock were issued and outstanding. The pro forma debt balances do not include $162.5 million of incremental debt incurred by XM since March 31, 2008 and prior to July 1, 2008 or $78.4 million of original issue discount relating to the 13% Senior Notes.

	As of March 31, 2008
		Pro Forma as
		adjusted
		for the
		merger and the
		Refinancing
	Actual	Transactions
	(in thousands)

Cash and cash equivalents	$252,508	$502,133

Sirius Debt:
Senior Secured Term Credit Agreement	$248,750	$248,750
9 5/8% Senior Notes due 2013	500,000	500,000
3 1/4% Convertible Notes due 2011	230,000	230,000
2 1/2% Convertible Notes due 2009	299,998	299,998
3 1/2% Convertible Notes due 2008	2,251	2,251
8 3/4% Convertible Subordinated Notes due 2009	1,744	1,744

Total Sirius debt	$1,282,743	$1,282,743

XM Debt:
1.75% Convertible Senior Notes due 2009(1)	—	400,000
10% Senior Secured Discount Convertible Notes due 2009(2)	—	29,899
Senior secured revolving credit facility	—	187,500
Capital leases	—	27,659
Exchangeable Senior Subordinated Notes due 2014(3)	—	550,000
13% Senior Notes due 2014(4)	$—	$700,105

Total XM debt	—	1,895,163

	As of March 31, 2008
		Pro Forma as
		adjusted
		for the
		merger and the
		Refinancing
	Actual	Transactions
	(in thousands)

Total debt	1,282,743	3,177,906
Less: current portion	304,749	313,727

Long-term debt, net of current portion	977,994	2,864,179

Preferred stock, $.001 par value; 50,000,000 shares authorized, none issued and outstanding, actual; and 5,400,000 shares issued and outstanding, pro forma as adjusted	—	25
Common stock; $.001 par value; 2,500,000,000 shares authorized, 1,501,131,817 shares issued and outstanding, actual; and 2,968,820,907 shares issued and outstanding, pro forma as adjusted(8)	1,499	2,969
Additional paid in capital	3,662,157	9,333,728
Accumulated deficit	(4,503,090)	(4,503,090)
Total stockholders’ (deficit) equity	(839,434)	4,833,632

Total capitalization	138,560	7,697,811

(1)	XM has amended the indenture governing the 1.75% Notes to increase the interest rate on the 1.75% Notes to 10% per annum, effective July 2, 2008, subject to the closing of the merger. The 1.75% Notes are exchangeable into the common stock of Holdings (and of Sirius after the merger).

(2)	The principal amount of the Discount Notes includes the unamortized discount of $2.9 million. The Discount Notes are exchangeable into common stock of Holdings (of Sirius after the merger). We do not expect to refinance the $33.2 million of Discount Notes because of the current market price of our common stock.

(3)	XM may elect to increase or decrease the relative size of the Notes offering depending on market conditions.

(4)	Represents $778,500 thousand aggregate principal amount, net of original issue discount of $78,395 thousand.

(5)	The borrowed shares must be returned to us at the end of the loan availability period under the share lending agreements or earlier in certain circumstances. We believe that under U.S. GAAP, as presently in effect, the borrowed shares will not be considered outstanding for the purpose of computing and reporting our earnings per share, although the borrowed shares will be outstanding for corporate law purposes. Immediately prior to the merger, the number of authorized shares of common stock will be increased to 4,500,000,000.

PRICE RANGE OF COMMON STOCK

Our common stock is traded on the Nasdaq Global Select Market under the symbol “SIRI.” The following table sets forth, for the periods indicated, the high and low closing sales price per share of our common stock. On July 25, 2008, the last reported sale price for our common stock was $2.25 per share.

	High	Low

2008
Third Quarter (through July 25, 2008)	$2.68	$1.91
Second Quarter	2.89	1.83
First Quarter	3.31	2.65
2007
Fourth Quarter	3.83	3.03
Third Quarter	3.52	2.71
Second Quarter	3.15	2.69
First Quarter	4.15	3.20
2006
Fourth Quarter	4.29	3.54
Third Quarter	4.61	3.65
Second Quarter	5.42	3.68
First Quarter	6.57	4.45

As of June 30, 2008, there were approximately 9,475 holders of record of our common stock.

DIVIDEND POLICY

We have never paid cash dividends on our capital stock. We currently intend to retain earnings, if any, for use in our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of our board of directors, subject to applicable limitations under Delaware law, and will be dependent upon our results of operations, financial condition and other factors deemed relevant by our board of directors. A number of our current debt instruments contain, and future debt instruments may contain, provisions restricting our ability to pay dividends.

SHARES ELIGIBLE FOR FUTURE SALE

Sales of substantial amounts of our common stock in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price and impair our ability to raise capital in the future.

Upon completion of this offering,           shares of our common stock will be issued and outstanding, substantially all           of which are freely tradable without restriction or further registration under the Securities Act, or may be eligible for immediate sale pursuant to Rule 144 under the Securities Act. Additional shares of our common stock, which are not outstanding, may be issued and become available for resale.

As of the date of this prospectus supplement, an aggregate of 111 million shares of common stock are issuable upon conversion of our outstanding convertible notes. In addition, 55 million shares of our common stock are issuable upon the exercise of our outstanding warrants. We have also granted options to purchase an aggregate of 95 million shares of our common stock under our stock option plans and have issued 4 million restricted shares. We have remaining 55 million shares for issuance under our stock option plans. An aggregate of 1,470 million shares of our common stock are expected to be issued to Holdings’ stockholders upon the completion of the merger.

In addition, upon completion of the merger, all of the existing convertible notes and warrants of Holdings and XM will become convertible into shares of our common stock pursuant to their terms, with appropriate adjustments to the conversion ratio to reflect the consideration for the merger. We have reserved an aggregate of 135.8 million shares of our common stock for issuance pursuant to these convertible notes and warrants.

The Notes being offered in the concurrent offering will be exchangeable into shares of our common stock at any time prior to the third business day preceding the maturity of such Notes in December 2014. It is expected that the number of shares of our common stock issuable upon exchange of the Notes being sold in the concurrent offering will equal the number of shares of common stock that are the subject of this offering. The shares issuable upon exchange of the Notes will be restricted securities but may be resold pursuant to a registration statement and resale prospectus that we are obligated to establish and maintain pursuant to the registration rights agreement entered into in connection with the offering of the Notes. It is expected that the shares issued upon the exchange of Notes will also be saleable without registration in compliance with Rule 144 after the expiration of applicable holding periods.

In general, under Rule 144 as recently amended, a person who has beneficially owned restricted securities of an issuer which files Exchange Act reports, for at least six months would be entitled to sell all shares of restricted stock without limitation as long as we are current in making our Exchange Act filings. The sale of restricted securities held more than a year by non-affiliates will no longer require current information about us. Affiliates of us who wish to sell restricted securities will now be able to make such sales after holding such shares for six months but shall continue to be subject to the volume and manner-of-sale requirements, notice requirements and the availability of current public information about us.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The unaudited pro forma condensed combined balance sheet combines the historical consolidated balance sheets of Sirius and XM, giving effect to the merger and the Refinancing Transaction as if they had been consummated on March 31, 2008 and the unaudited pro forma condensed combined statements of operations for the three months ended March 31, 2008 and for the year ended December 31, 2007, giving effect to the merger and the Refinancing Transactions as if they had occurred on January 1, 2007. The historical consolidated financial information has been adjusted to give effect to pro forma events that are (i) directly attributable to the merger, (ii) factually supportable, and (iii) with respect to the statement of operations, expected to have a continuing impact on the combined results. Intercompany transactions have not been eliminated as the preliminary estimates are not material to the unaudited pro forma condensed combined financial statements.

These unaudited pro forma condensed combined financial statements should be read in conjunction with the historical audited consolidated financial information and accompanying notes of Sirius and XM, which have been incorporated by reference into this document. The unaudited pro forma condensed combined financial statements are not necessarily indicative of the operating results or financial position that would have occurred if the merger had been completed at the dates indicated. It may be necessary to further reclassify XM’s financial statements to conform to those classifications that are determined by the combined company to be most appropriate. While some reclassifications of prior periods have been included in the unaudited pro forma condensed combined financial statements, further reclassifications may be necessary.

The unaudited pro forma condensed combined financial statements were prepared using the purchase method of accounting with Sirius treated as the acquiring entity. Accordingly, consideration paid by Sirius to complete the merger with XM will be allocated to XM’s assets and liabilities based upon their estimated fair values as of the date of completion of the merger. The allocation is dependent upon certain valuations and other studies that have not progressed to a stage where there is sufficient information to make a definitive allocation. Additionally, a final determination of the fair value of XM’s assets and liabilities, which cannot be made prior to the completion of the transaction, will be based on the actual net tangible and intangible assets of XM that exist as of the date of completion of the merger. Accordingly, the pro forma purchase price adjustments are preliminary, subject to further adjustments as additional information becomes available and as additional analyses are performed and have been made solely for the purpose of providing the unaudited pro forma condensed combined financial information presented below. Sirius estimated the fair value of XM’s assets and liabilities based on discussions with XM’s management, due diligence and information presented in public filings. Until regulatory approval is received from the FCC, both companies are limited in their ability to share information. Therefore, certain valuations have not been performed on tangible and intangible assets and liabilities such as property and equipment and deferred revenue and therefore an estimate of fair value is not included as a pro forma adjustment. Upon completion of the merger, final valuations will be performed. Increases or decreases in the fair value of relevant balance sheet amounts including property and equipment, deferred revenue, debt and intangibles will result in adjustments to the balance sheet and/or statement of operations. There can be no assurance that the final determination will not result in material changes.

These pro forma results reflect the impact of the following Refinancing Transactions detailed in the “Recent Developments” section of this document:

•	the repurchase of the $600 million of 9.75% Notes for cash,

•	the repurchase of $200 million Senior Floating Rate Notes for cash,

•	amendment of the indenture for the 1.75% Notes to increase the interest rate to 10% per annum in return for the noteholders agreeing not to assert any claim that the merger constitutes a Fundamental Change under the existing indenture,

•	issuance of $550 million aggregate principal amount of Notes,

•	issuance of $778.5 million aggregate principal amount of 13% Senior Notes, the debt balance of which is reflected herein net of original issue discount of approximately $78.4 million, and

•	payment of $309.4 million for transponder repurchase obligation, for both debt and equity holders of a consolidated variable interest entity.

Sirius expects to incur significant costs associated with integrating Sirius’ and XM’s businesses. The unaudited pro forma condensed combined financial statements do not reflect the cost of any integration activities or benefits that may result from synergies that may be derived from any integration activities. In addition, the unaudited pro forma combined consolidated financial statements do not reflect one-time fees and expenses of $25 million payable by Sirius as a result of the merger or payments contemplated by the Consent Decrees.

SIRIUS SATELLITE RADIO INC. AND SUBSIDIARIES

Unaudited Pro Forma Condensed Combined Statement of Operations

	For the Three Months Ended March 31, 2008
			Pro Forma
	Sirius	XM	Adjustments		Combined
	(in thousands, except per share amounts)

Revenue:
Subscriber revenue, including effects of mail-in rebates	$255,640	$275,725	$5,144	(a)	$536,509
Advertising revenue, net of agency fees	8,408	9,118	—		17,526
Equipment revenue	6,063	4,321	—		10,384
Other revenue	239	19,290	(5,144	)(a)	14,385

Total revenue	270,350	308,454	—		578,804
Operating Expenses (Excludes Depreciation Shown Separately Below)(1):
Cost of services:
Satellite and transmission	7,822	13,181	6,960	(b)	27,963
Programming and content	61,692	51,562	—		113,254
Revenue share and royalties	42,320	68,822	—		111,142
Customer service and billing	26,922	34,310	—		61,232
Cost of equipment	7,588	8,551	—		16,139
Broadcast and operations	—	17,451	(17,451	)(b)	—
Sales and marketing	38,467	—	43,001	(c)	81,468
Ad sales	—	4,703	(4,703	)(c)	—
Marketing	—	109,822	(38,298	)(c)	—
			(71,524	)(d)
Subscriber acquisition costs	89,824	—	71,524	(d)	161,348
General and administrative	48,778	30,729	10,491	(b)	89,998
Engineering, design and development	8,656	11,020	—		19,676
Depreciation and amortization	26,906	51,987	31,917	(f)	110,810

Total operating expenses	358,975	402,138	31,917		793,030

Loss from operations	(88,625)	(93,684)	(31,917)		(214,226)
Other Income (Expense):
Interest and investment income	2,802	1,675	—		4,477
Interest expense, net of amounts capitalized	(17,675)	(29,327)	(21,878	)(e)	(68,880)
Loss from impairment of investments	—	—	—		—
Loss from de-leveraging transactions	—	—	—		—
Other income (expense)	(77)	(7,602)	—		(7,679)

Total other income (expense)	(14,950)	(35,254)	(21,878)		(72,082)

Loss before income taxes	(103,575)	(128,938)	(53,795)		(286,308)
Income tax (expense) benefit	(543)	(331)	—		(874)

Net loss	$(104,118)	$(129,269)	$(53,795)		$(287,182)

Net loss per common share — basic and diluted					$(0.10)
Weighted average shares used in computing net loss per common share — basic and diluted					2,943,585

(1) Amounts related to stock-based compensation included in Operating expenses were as follows:

Satellite and transmission	$797	$642	$793	(b)	$2,232
Programming and content	2,789	2,543	—		5,332
Broadcast and operations	—	1,263	(1,263	)(b)	—
Customer service and billing	276	889	—		1,165
Sales and marketing	5,240	—	3,652	(c)	8,892
Ad sales	—	607	(607	)(c)	—
Marketing	—	3,045	(3,045	)(c)	—
Subscriber acquisition costs	14	—	—		14
General and administrative	11,998	6,052	470	(b)	18,520
Engineering, design and development	1,148	2,463	—		3,611

Total stock-based compensation	$22,262	$17,504	$—		$39,766

See Notes to Unaudited Pro Forma Condensed Combined Financial Statements

SIRIUS SATELLITE RADIO INC. AND SUBSIDIARIES

Unaudited Pro Forma Condensed Combined Statement of Operations

	For the Year Ended December 31, 2007
			Pro Forma
	Sirius	XM	Adjustments		Combined
	(in thousands, except per share amounts)

Revenue:
Subscriber revenue, including effects of mail-in rebates	$854,933	$1,005,479	$19,354	(a)	$1,879,766
Advertising revenue, net of agency fees	34,192	39,148	—		73,340
Equipment revenue	29,281	28,333	—		57,614
Other revenue	3,660	63,582	(19,354	)(a)	47,888

Total revenue	922,066	1,136,542	—		2,058,608
Operating Expenses (Excludes Depreciation Shown Separately Below)(1):
Cost of services:
Satellite and transmission	27,907	54,434	26,602	(b)	108,943
Programming and content	236,059	183,900	—		419,959
Revenue share and royalties	146,715	256,344	—		403,059
Customer service and billing	93,817	126,776	—		220,593
Cost of equipment	45,458	62,003	—		107,461
Broadcast and operations	—	65,067	(65,067	)(b)	—
Sales and marketing	173,572	—	243,915	(c)	417,487
			(223,323	)(c)
Marketing	—	482,466	(259,143	)(d)	—
Ad sales	—	20,592	(20,592	)(c)	—
Subscriber acquisition costs	407,642	—	(223,323	)(c)	666,785
General and administrative	155,863	150,109	38,465	(b)	344,437
Engineering, design and development	41,343	33,077	—		74,420
Depreciation and amortization	106,780	213,211	127,667	(f)	447,658

Total operating expenses	1,435,156	1,647,979	127,667		3,210,802

Loss from operations	(513,090)	(511,437)	(127,667)		(1,152,194)
Other Income (Expense):
Interest and investment income	20,570	14,084	—		34,654
Interest expense, net of amounts capitalized	(70,328)	(116,605)	(86,961	)(e)	(273,894)
Loss from de-leveraging transactions	—	(3,693)	—		(3,693)
Loss from impairment of investments	—	(39,665)	—		(39,665)
Other income (expense):	31	(26,004)	—		(25,973)

Total other income (expense)	(49,727)	(171,883)	(86,961)		(308,571)

Loss before income taxes	(562,817)	(683,320)	(214,628)		(1,460,765)
Income tax (expense) benefit	(2,435)	939	—		(1,496)

Net loss	$(565,252)	$(682,381)	$(214,628)		$(1,462,261)

Net loss per common share — basic and diluted					$(0.50)

Weighted average shares used in computing net loss per common share — basic and diluted					2,906,095

(1) Amounts related to stock-based compensation included in Operating expenses were as follows:
Satellite and transmission	$2,198	$2,308	$2,716	(b)	$7,222
Programming and content	9,643	8,855	—		18,498
Broadcast and operations	—	4,316	(4,316	)(b)	—
Customer service and billing	708	2,483	—		3,191
Sales and marketing	15,607	—	24,452	(c)	40,059
Advertising and marketing	—	12,833	(12,833	)(c)	—
Ad sales	—	1,910	(1,910	)(c)	—
Marketing	—	9,709	(9,709	)(c)	—
Subscriber acquisition costs	2,843	—	9,167	(d)	12,010
Subsidies and distribution	—	9,167	(9,167	)(d)	—
General and administrative	44,317	26,689	1,600	(b)	72,606
Engineering, design and development	3,584	7,929	—		11,513

Total stock-based compensation	$78,900	$86,199	$—		$165,099

See Notes to Unaudited Pro Forma Condensed Combined Financial Statements

SIRIUS SATELLITE RADIO INC. AND SUBSIDIARIES

Unaudited Pro Forma Condensed Combined Balance Sheet

	As of March 31, 2008
			Pro Forma
	Sirius	XM	Adjustments		Combined
	(in thousands, except share and per share amounts)

ASSETS
Current Assets:
Cash and cash equivalents	$252,508	$211,542	$38,083	(e)	$502,133
Accounts receivable, net of allowance for doubtful accounts	22,743	56,657	—		79,400
Receivable from distributors	69,992	—	—		69,992
Inventory, net	25,344	—	10,200	(h)	35,544
Related party current assets	—	99,746	—		99,746
			(10,200	)(h)
Prepaid and other current assets	88,177	102,916			180,893

Total current assets	458,764	470,861	38,083		967,708
Property and equipment, net	798,852	677,509	161,772	(i)	1,638,133
System under construction	—	161,772	(161,772	)(i)	—
FCC license	83,654	141,412	1,158,588	(k)	1,383,654
Intangible assets, net	—	3,064	433,936	(k)	437,000
Goodwill	—	—	5,744,104	(l)	5,744,104
Related party prepaid expenses, net of current portion	—	136,726	—		136,726
			(42,975	)(s)
Other long-term assets	128,553	70,830	52,515	(e)	208,923

Total assets	$1,469,823	$1,662,174	$7,384,251		$10,516,248

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable and accrued expenses	$320,897	$217,457	$22,025	(j)	$560,379
Accrued interest	12,626	39,671	(31,411	)(e)	20,886
Current portion of long-term debt	304,749	8,978	—		313,727
Due to related parties	—	64,819	—		64,819
Deferred revenue	561,710	433,059	—		994,769

Total current liabilities	1,199,982	763,984	(9,386)		1,954,580
Long-term debt	977,994	1,666,819	219,366	(e)	2,864,179
Deferred revenue, net of current portion	111,857	226,982	—		338,839
Other long-term liabilities	19,424	42,159	463,435	(g)	525,018

Total liabilities	2,309,257	2,699,944	673,415		5,682,616

Commitments and contingencies
Minority interest	—	60,208	(60,208	)(e)	—
Stockholders’ Equity:
Series A Convertible preferred stock, par value $0.001; 50,000,000 shares authorized, 24,808,959 shares issued and outstanding	—	54	(54	)(m)	25
			25	(o)
Common stock, $0.001 par value; 4,500,000,000 shares authorized, 2,968,820,907 shares issued and outstanding	1,499	3,195	(3,195	)(m)	2,969
			1,426	(p)
			44	(n)
Accumulated other comprehensive income, net of tax	—	9,345	(9,345	)(m)	—
Additional paid-in capital	3,662,157	3,199,554	(3,199,554	)(m)	9,333,728
			220,864	(q)
			165,139	(n)
			5,403,489	(p)
			(117,921	)(r)
Accumulated deficit	(4,503,090)	(4,310,126)	4,310,126	(m)	(4,503,090)

Total stockholders’ (deficit) equity	(839,434)	(1,097,978)	6,771,044		4,833,632

Total liabilities and stockholders’ (deficit) equity	$1,469,823	$1,662,174	$7,384,251		$10,516,248

See Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Note 1.	Basis of Presentation

On February 19, 2007, we and XM jointly announced the execution of the merger agreement. The original agreement, set to expire on March 1, 2008, has been extended for rolling two week periods unless either party notifies the other of its intention not to extend. The merger is pending approval by the FCC. The accompanying unaudited pro forma condensed combined financial statements present the pro forma consolidated financial position and results of operations of the combined company based upon the historical financial statements of Sirius and XM, after giving effect to the merger and adjustments described in these footnotes, and are intended to reflect the impact of the merger on us.

The accompanying unaudited pro forma condensed combined financial statements are presented for illustrative purposes only and do not give effect to any cost savings, revenue synergies or restructuring costs which may result from the integration of our and XM’s operations.

The unaudited pro forma condensed combined balance sheet reflects the merger and the Refinancing Transactions as if they were completed on March 31, 2008 and includes pro forma adjustments for our preliminary valuations of certain intangible assets. The pro forma debt balances do not include $162.5 million of incremental debt incurred by XM since March 31, 2008 or $78.4 million of original issue discount relating to the 13% Senior Notes. These adjustments are subject to further adjustment as additional information becomes available and additional analyses are performed. The unaudited pro forma condensed combined statements of operations reflect the merger and the Refinancing Transactions as if they had been completed on January 1, 2007.

The pro forma condensed combined balance sheet has been adjusted to reflect the preliminary allocation of the purchase price to identifiable net assets acquired and the excess purchase price to goodwill. The purchase price allocation included within these unaudited pro forma condensed combined financial statements is based upon a purchase price of approximately $5.8 billion. This amount was derived from the estimated number of shares of our common stock to be issued of approximately 1.5 billion, based on the outstanding shares of XM common stock, preferred stock and restricted stock on March 31, 2008 and the exchange ratio of 4.6 per each XM share, at a price of $3.79 per share, the average closing price of our shares of common stock for the two days prior to, including and two days subsequent to the public announcement of the merger. The actual number of newly issued shares of our common stock to be delivered in connection with the merger will be based upon the actual number of XM shares issued and outstanding when the merger closes. The purchase price also includes the estimated fair value of warrants, restricted stock and stock options to be issued as of the closing date of the merger in exchange for similar securities of XM. XM options, restricted stock and warrants will be exchanged for stock options, restricted stock and warrants in us and the price per share will be adjusted for the 4.6 exchange ratio. Vested stock options, restricted stock and warrants issued by us in exchange for options, restricted stock and warrants held by employees and directors of XM are considered part of the purchase price. Accordingly, the purchase price includes an estimated fair value of stock options, restricted stock and warrants of approximately $221 million.

The fair value of the Sirius options that will be issued in exchange for XM options was estimated by using the Black-Scholes option pricing model with market assumptions. Option pricing models require the use of highly subjective market assumptions, including expected stock price volatility, which if changed can materially affect fair value estimates. The more significant assumptions used in estimating the fair value include volatility of 60 percent, an expected life of 1-6 years based on the age of the original award, and a risk-free interest rate of 2.46%.

The preliminary consideration is as follows:

			Additional
	Common	Preferred	Paid in
	Stock	Stock	Capital	Total
	(in thousands)

Total Consideration
Issuance of Sirius common stock to XM stockholders (1.4 billion shares at $3.79)	$1,426	$—	$5,403,489	$5,404,915
Issuance of Sirius preferred stock to XM stockholders (24.8 million shares at $3.79)	—	25	—	25
Issuance of Sirius common stock to XM restricted stockholders (43.6 million shares at $3.79)	44	—	165,139	165,183
Estimated fair value of outstanding XM stock options and restricted stock (See Note 2q)	—	—	155,672	155,672
Estimated fair value of outstanding XM warrants (See Note 2q)	—	—	65,191	65,191

Total consideration	$1,470	$25	$5,789,491	$5,790,986

The table below represents a preliminary allocation of the total consideration to XM’s tangible and intangible assets and liabilities based on management’s preliminary estimate of their respective fair values as of March 31, 2008.

Total
(in thousands)

XM historical net book value of assets and liabilities assumed	$(1,037,770)
XM minority interest assumed	(60,208)
Elimination of XM historical FCC license	(141,412)
Adjustment to fair value FCC license	1,300,000
Elimination of XM historical intangible asset related to subscriber and advertiser relationships and trademarks	(3,064)
Adjustment to fair value intangible assets related to subscriber and advertiser relationships and trademarks	437,000
Adjustment to deferred taxes related to increased FCC license carrying value	(463,435)
Estimated transaction costs	(65,000)
Residual goodwill created from the merger	5,744,104
Unrecognized compensation on unvested stock options and restricted stock	117,921
Loss on commitment to purchase transponders of XM-4 satellite	(16,057)
Write-off of debt issuance costs	(21,093)

Total consideration allocated	$5,790,986

Upon completion of the fair value assessment after the merger, we anticipate that the ultimate price allocation will differ from the preliminary assessment outlined above. Any changes to the initial estimates of the fair value of the assets and liabilities will be recorded as adjustments to those assets and liabilities and residual amounts will be allocated to goodwill.

Note 2.	Pro Forma Adjustments

a. Reclassify XM’s activation revenue which was reported in XM’s other revenue to subscriber revenue to conform to our presentation.

b. Reclassify XM’s broadcast expense included in broadcast and operation expenses to satellite and transmission and reclassify XM’s operation expense, which includes facilities and information technology expense, included in broadcast and operation expense to general and administrative expenses to conform to our presentation.

c. Reclassify (i) ad sales expense and (ii) advertising and marketing and retention and support included in marketing to sales and marketing to conform to our presentation.

d. Reclassify subsidies and distribution included in marketing to subscriber acquisition costs to conform to our presentation.

e. Reflects the impact of the refinancing transactions. The following table details the impact to long-term debt and interest expense related to these transactions (in thousands):

	Actual			Pro Forma
	Debt	Interest	Interest	Debt	Interest	Interest
	Outstanding	Expense	Expense	Outstanding	Expense	Expense
	at March 31,	for March 31,	for December 31,	at March 31,	for March 31,	for December 31,
	2008(1)	2008	2007	2008	2008	2007

9.75% Senior Notes	$600,000	$14,625	$58,500	$—	$—	$—
1.75% Notes	400,000	1,750	7,000	400,000	10,000	40,000
Senior Floating Rate Notes	200,000	4,000	19,717	—	—	—
Variable Interest Entity	230,739	5,749	20,293	—	—	—
New Exchangeable Notes(1)	—	—	—	550,000	8,250	33,000
13% Senior Notes	—	—	—	700,105	28,112	112,449

Totals	$1,430,739	$26,124	$105,510	$1,650,105	$46,362	$185,449

(1)	An interest rate of 6% is assumed for the Notes. A change of 0.125% in the interest rate for the Notes would change annual interest expense by $688 thousand.

The impact to outstanding debt is an increase of $219,366. Interest expense also increases by $20,238 and $79,939 for the three months ended March 31, 2008 and the twelve months ended December 31, 2007, respectively.

The debt issuance costs resulting from these refinancing activities totaling $69,238 are reflected in the pro forma condensed combined balance sheet in Other long-term assets. Interest expense also increases by $1,639 and $7,022 for the three months ended March 31, 2008 and the twelve months ended December 31, 2007, respectively.

Following the merger, XM will be required to make an offer to repurchase the transponders of its XM-4 satellite in accordance with the terms of a sale-leaseback transaction. The expected payout to settle this obligation is $76,265 which is comprised of a minority interest payable of $60,208 at March 31, 2008 and a loss on the redemption of $16,057.

At March 31, 2008, there was $31,411 of accrued interest expense.

The 13% Senior Notes are reflected net of original issue discount of $78,394.

f. Adjustment to reflect the additional amortization expense due to the adjustment of certain XM’s intangible assets to fair value at the time of the merger (See Note 1). Pro Forma amortization expense for the twelve months ended December 31, 2007 and three months ended March 31, 2008 of $128 million and $32 million, respectively, was recorded utilizing the straight-line method of amortization for the following intangible assets:

			Pro Forma	Pro Forma
			Amortization	Amortization
			Expense for	Expense for
	Fair Value at	Estimated Useful	March 31,	December 31,
	Acquisition	Lives (Years)	2008	2007
	(dollars in thousands)

Subscriber relationships	$350,000	3	$29,167	$116,667
Advertiser relationships	7,000	7	250	1,000
Trademarks	80,000	8	2,500	10,000

Pro forma amortization expense			$31,917	$127,667

g. Reflects the adjustment to record the deferred tax liability for the incremental fair value adjustment of the FCC license included as a pro forma adjustment in the balance sheet calculated as follows (in thousands):

Net adjustment to fair value FCC license	$1,158,588
Combined federal and state rate	40%

Deferred tax liability	$463,435

h. Reflects the estimated reclassification of XM’s net inventory included in prepaid and other current assets to inventory to conform to our presentation.

i. Reflects the estimated reclassification of XM’s system under construction costs to property and equipment to conform to our presentation.

j. Reflects the adjustment to record as liabilities the estimated transaction cost to be incurred by us. Included in the pro forma adjustment is our estimated investment banking, attorney and independent accountant fees, and other transaction-related costs.

k. Reflects a preliminary allocation of the purchase price to XM’s FCC License and certain long-lived intangible assets. The remaining unallocated purchase price was allocated to Goodwill (See Note 1). The preliminary allocation of the purchase price was calculated as follows (in thousands):

	Book Value as of	Fair Value as of	Pro Forma
	March 31, 2008	March 31, 2008	Adjustment	Fair Value Range

FCC License	$141,412	$1,300,000	$1,158,588	$1,000,000 - $1,500,000
Intangibles, net	3,064	437,000	433,936	$381,000 - $495,000

The fair value of XM’s FCC license was based on the Greenfield Method. The key assumptions in building the model included projected revenues and estimated start up costs, which were based primarily on the operating histories of XM and Sirius. The fair value of XM’s trademarks was estimated based on the Relief from Royalty Method. The royalties relieved for the use of the XM trademarks were computed by multiplying the projected revenues by a hypothetical royalty rate. The resulting royalties relieved represent the cost saved by XM from not having to license the trademarks from another owner. The estimation of a hypothetical royalty rate was based on comparable licensing agreements and the perceived impact the trademarks have on the expected cash flow of XM. The fair values of XM’s subscriber and advertising relationships were based on projected discounted cash flows, which were derived from projected revenues after adjusting for attrition rates based on XM’s historical experience.

Each of these calculations included an estimated discount rate which incorporates the difficulties and uncertainties associated with the satellite radio industry.

The final purchase price allocations may result in different allocations for tangible and intangible assets than presented in the unaudited pro forma condensed combined financial statements, and those differences could be material.

l. Residual goodwill created from the merger (See Note 1).

m. Eliminate the historical stockholders’ deficit accounts of XM at March 31, 2008.

n. Reflect the issuance of 4.6 shares of our common stock for each share of XM restricted shares outstanding as follows (in thousands except for share data):

XM restricted shares outstanding at March 31, 2008	9,474,765
Exchange ratio	4.6
Sirius common shares to be issued	43,583,919
Price per share	$3.79
Aggregate value of Sirius consideration	$165,183
Value attributed to par at $.001 par value	$44
Balance to capital in excess of par value	$165,139

o. Reflect the issuance of 4.6 shares of our preferred stock for each share of XM preferred stock outstanding as follows (in thousands except for share data):

XM preferred shares outstanding at March 31, 2008	5,393,252
Exchange ratio	4.6
Sirius preferred shares to be issued	24,808,959
Value attributed to par at $.001 par value	$25

p. Reflect the issuance of 4.6 shares of our common stock for each share of XM common stock outstanding as follows (in thousands except for share data):

XM common shares outstanding at March 31, 2008	310,021,501
Exchange ratio	4.6
Sirius common shares to be issued	1,426,098,905
Price per share	$3.79
Aggregate value of Sirius consideration	$5,404,915
Value attributed to par at $.001 par value	$1,426
Balance to capital in excess of par value	$5,403,489

q. Reflect the fair value of XM’s employees’ stock options, warrants and restricted stock. The fair value of XM’s options to be exchanged for Sirius options was estimated using a Black Scholes pricing model. Option pricing models require the use of highly subjective assumptions including expected stock price and volatility, that when changed, can materially affect fair value estimates. The more significant assumptions used in estimating the fair value include volatility of 60 percent, an expected life of 1-6 years based on the age of the original award, and a risk-free interest rate of 2.46%.

r. Reflect the revaluation of XM’s unvested stock options and restricted stock as of March 31, 2008. The original valuation of these awards were determined by XM at the original grant dates. Upon completion of the merger, these awards will be revalued using current market assumptions. The fair value of these awards approximates $120 million at March 31, 2008. Annual compensation expense related to these awards is expected to approximate the historic compensation expense. Total compensation expense for these awards for the period ended March 31, 2008 was approximately $18 million. For unvested stock options, the average remaining vesting period is 1.51 years and the average remaining contractual life is 5.63 years. For unvested restricted stock awards, the average remaining vesting period is 1.9 years. Pursuant to FAS 123(R), unvested awards are not considered a component of purchase price and are solely recognized in compensation expense in future periods. $120 million is a reduction of additional paid-in capital.

s. Reclassify transaction related costs from Other long-term assets to Goodwill.

EXISTING INDEBTEDNESS

Indebtedness of Sirius

9 5/8 Senior Notes Due 2013

The aggregate principal amount of our unsecured 9 5/8% Senior Notes due 2013 (the “9 5/8% Notes”) outstanding as of June 30, 2008 is $500 million. Interest is payable semi-annually in arrears on February 1 and August 1 at a rate of 9 5/8% per annum. The principal balance is payable in August 2013. The indenture contains customary covenants, including limitations on our ability to (i) incur additional indebtedness, (ii) incur liens, (iii) pay dividends or make certain other restricted payments, investments or acquisitions, (iv) enter into certain transactions with affiliates, (v) merge or consolidate with another person, (vi) sell, assign, lease or otherwise dispose of all or substantially all of our assets, and (vii) make voluntary prepayments of certain debt, in each case subject to exceptions. We may redeem some or all of the 9 5/8% Notes on and after August 1, 2009 at the redemption prices set forth in the indenture for the 9 5/8% Notes. Additionally, at any time prior to August 1, 2009, we may redeem up to 35% of the principal amount of the Notes using proceeds of certain equity offerings. If we sell certain of our assets or experience specific kinds of changes of control, we must offer to purchase the 9 5/8% Notes.

2 1/2% Convertible Notes Due 2009

The aggregate principal amount of our unsecured 2 1/2% Convertible Notes due 2009 (the “2 1/2% Notes”) outstanding as of June 30, 2008 is $300 million. Interest is payable semi-annually at a rate of 2 1/2% per annum. The principal balance is payable in February 2009. The 2 1/2% Notes are convertible, at the option of the holder, into shares of our common stock at any time initially at a conversion rate of 226.7574 shares of common stock for each $1,000 principal amount, or $4.41 per share of common stock, subject to certain adjustments. If a fundamental change occurs prior to the maturity of the 2 1/2% Notes, holders may require us to purchase their 2 1/2% Notes, in whole or in part, at a price equal to 100% of the principal amount of the 2 1/2% Notes to be purchased plus accrued interest to, but excluding, the repurchase date.

3 1/4% Convertible Notes Due 2011

The aggregate principal amount of our unsecured 3 1/4% Convertible Notes due 2011 (the “3 1/4% Notes”) outstanding as of June 30, 2008 is $230 million. Interest is payable semi-annually at a rate of 3 1/4% per annum. The principal balance is payable in October 2011. The 3 1/4% Notes are convertible, at the option of the holder, into shares of our common stock at any time initially at a conversion rate of 188.6792 shares of common stock for each $1,000 principal amount, or $5.30 per share of common stock, subject to certain adjustments. If a fundamental change occurs prior to maturity, holders may require us to repurchase all or part of their notes at a repurchase price equal to 100% of their principal amount, plus accrued and unpaid interest, if any, plus, in certain cases, a make whole premium. Any such make whole premium will be payable solely in shares of our common stock (other than cash paid in lieu of fractional shares) or in the same form of consideration into which our common stock has been converted in connection with such fundamental change. No such make whole premium will be payable if the fundamental change occurs after July 15, 2011.

8 3/4% Convertible Subordinated Notes Due 2009

The aggregate principal amount of our unsecured 8 3/4% Convertible Subordinated Notes due 2009 (the “8 3/4% Notes”) outstanding as of June 30, 2008 is $1.7 million. Interest is payable semi-annually at a rate of 8 3/4% per annum. The principal balance is payable in September 2009. The 8 3/4% Notes are convertible, at the option of the holder, into shares of our common stock at any time initially at a conversion rate of 35.134 shares of common stock for each $1,000 principal amount, or $28.4625 per share of common stock, subject to certain adjustments. The 8 3/4% Notes are redeemable at our option at declining redemption prices if our common stock reaches 150% of the conversion price. If a fundamental change occurs prior to the maturity of the 8 3/4% Notes, holders may require us to purchase their 8 3/4% Notes, in whole or in part, at a price equal to 100% of the principal amount of the 8 3/4% Notes to be purchased plus accrued interest to, but excluding, the repurchase date

Space Systems/Loral Credit Agreement

In July 2007, we amended and restated our existing Credit Agreement with Space Systems/Loral (the “Loral Credit Agreement”). Under the Loral Credit Agreement, Space Systems/Loral has agreed to make loans to us in an aggregate principal amount of up to $100 million to finance the purchase of our fifth and sixth satellites. Loans made under the Loral Credit Agreement are secured by our rights under the satellite purchase agreement with Space Systems/Loral, including our rights to these satellites. The loans are also entitled to the benefits of a subsidiary guarantee from Satellite CD Radio, Inc., our subsidiary that holds our FCC license, and any future material subsidiary that may be formed by us. The maturity date of the loans is the earliest to occur of (i) June 10, 2010, (ii) 90 days after the sixth satellite becomes available for shipment and (iii) 30 days prior to the scheduled launch of the sixth satellite. Any loans made under the Loral Credit Agreement generally will bear interest at a variable rate equal to three-month LIBOR plus 4.75%. The daily unused balance bears interest at a rate per annum equal to 0.50%, payable quarterly on the last day of each March, June, September and December. The negative covenants contained in the Loral Credit Agreement are substantially similar to the ones in the indenture governing the 9 5/8% Notes. The Loral Credit Agreement permits us to prepay all or a portion of the loans outstanding without penalty. We have not borrowed under the Loral Credit Agreement to date.

Senior Secured Term Credit Agreement

In June 2007, we entered into a senior secured Term Credit Agreement (the “Term Credit Agreement”) with a syndicate of financial institutions. The Term Credit Agreement provides for a term loan of $250 million, which has been drawn. Interest under the Term Credit Agreement is based, at our option, on (i) adjusted LIBOR plus 2.25% or (ii) the higher of (a) the prime rate and (b) the Federal Funds Effective Rate plus 1/2 of 1.00%, plus 1.25%. As of June 30, 2008, the interest rate was 4.75%. LIBOR borrowings may be made for interest periods, at our option, of one, two, three or six months (or, if agreed by all of the lenders, nine or twelve months). The loan amortizes in equal quarterly installments of 0.25% of the initial aggregate principal amount for the first four and a half years, with the balance of the loan thereafter being repaid in four equal quarterly installments. The loan matures on December 20, 2012. The loan is guaranteed by our material wholly owned subsidiaries, including Satellite CD Radio, Inc. (the “Guarantors”). The Term Credit Agreement is secured by a lien on substantially all of our and the Guarantors’ assets, including our four satellites and the shares of the Guarantors. The Term Credit Agreement contains customary affirmative covenants and event of default provisions. The negative covenants contained in the Term Credit Agreement are substantially similar to those contained in the indenture governing the 9 5/8% Notes.

Indebtedness of XM

Exchangeable Senior Subordinated Notes Due 2014

Concurrent with this offering of common stock, XM Inc. is offering in a private placement $550 aggregate principal amount of Exchangeable Senior Subordinated Notes due 2014 (the “Notes”). The Notes will bear interest at an interest rate to be determined payable semiannually. The Notes will be exchangeable at any time at the option of the holder into shares of our common stock at an exchange rate to be determined. If a fundamental change occurs prior to maturity, holders may require XM Inc. to repurchase all or part of their Notes at a repurchase price equal to 100% of their principal amount, plus accrued and unpaid interest, if any, plus, in certain cases, a make whole premium. Nothing contained herein shall constitute an offer of the Notes.

13% Senior Notes Due 2014

The aggregate principal amount of the unsecured 13% Senior Notes due 2014 (the “Senior Notes”) expected to be issued and outstanding prior to the consummation of this offering, is $778.5 million. Interest is payable semi-annually in arrears on February 1 and August 1 at a rate of 13% per annum. The Senior Notes are unsecured and will mature in 2014, with such maturity to occur earlier in 2013, in certain circumstances. The Senior Notes are expected to be issued on July 31, 2008, by XM Escrow LLC, a Delaware limited liability company and a wholly-owned subsidiary of Holdings (“Escrow LLC”). Escrow LLC will deposit the proceeds of the offering of the Senior Notes into escrow, together with a deposit by Holdings of sufficient cash, cash equivalents or treasury securities to pay accrued interest, if any, and the special mandatory redemption price for the Senior Notes, when and if due. Unless released earlier to effectuate a special redemption, the funds held in escrow will be released to Escrow LLC upon consummation of the Refinancing Transactions. At the time of release, Escrow LLC will merge with and into XM, with XM being the surviving corporation. XM, at its option, may redeem the Senior Notes at declining redemption prices at any time, subject to certain restrictions. The Senior Notes are subject to covenants that, among other things, require XM to make an offer to repurchase the Senior Notes at 101% of principal amount in the event of a change of control, and limit its ability and the ability of certain of its subsidiaries to incur additional indebtedness; pay dividends on, redeem or repurchase its capital stock; make investments; engage in transactions with affiliates; create certain liens; or consolidate, merge or transfer all or substantially all of its assets and the assets of its subsidiaries on a consolidated basis.

9.75% Senior Notes Due 2014

The aggregate principal amount of the unsecured 9.75% Senior Notes due 2014 (the “9.75% Notes”) outstanding as of June 30, 2008, is $600 million. Interest is payable semi-annually on May 1 and November 1 at a rate of 9.75% per annum. The 9.75% Notes are unsecured and mature on May 1, 2014. XM Inc., at its option, may redeem the 9.75% Notes at declining redemption prices at any time on or after May 1, 2010, subject to certain restrictions. Prior to May 1, 2010, XM Inc. may redeem the 9.75% Notes, in whole or in part, at a price equal to 100% of the principal amount thereof, plus a make-whole premium and accrued and unpaid interest to the date of redemption. The 9.75% Notes are subject to covenants that, among other things, require XM Inc. to make an offer to repurchase the 9.75% Notes at 101% of principal amount in the event of a change of control, and limit the ability of XM Inc. and the ability of certain of its subsidiaries to incur additional indebtedness; pay dividends on, redeem or repurchase its capital stock; make investments; engage in transactions with affiliates; create certain liens; or consolidate, merge or transfer all or substantially all of its assets and the assets of its subsidiaries on a consolidated basis. XM intends to offer holders of its 9.75% Notes cash in exchange for their existing 9.75% Notes. Holders of a majority in aggregate principal amount of the outstanding 9.75% Notes have agreed to waive the change of control put with respect to the merger on behalf of all holders of its 9.75% Notes, subject to the consummation of the merger and the satisfaction of certain conditions in connection with the Refinancing Transactions prior to August 31, 2008.

1.75% Convertible Senior Notes Due 2009

The aggregate principal amount of Holdings’ 1.75% Convertible Senior Notes due 2009 (the “1.75% Notes”) outstanding as of June 30, 2008, is $400 million. Interest is payable semiannually at a rate of 1.75% per annum. The principal balance is payable in December 2009. The 1.75% Notes may be converted by the holder, at its option, into shares of Holdings’ Class A common stock initially at a conversion rate of 20.0 shares of Class A common stock per $1,000 principal amount, which is equivalent to an initial conversion price of $50 per share of Class A common stock (subject to adjustment in certain events), at any time until December 1, 2009. Holdings has agreed with the holders of the 1.75% Notes to increase the interest rate on the 1.75% Notes to 10% per annum (the “New Rate”), effective July 2, 2008. The noteholders that are party to this agreement have agreed not to assert any claim that the merger constitutes a “Fundamental Change” under the existing indenture, which, if any, would require us to make an offer to repurchase the 1.75% Notes at par within a specified period following the merger. The indenture amendment will also clarify that the merger does not constitute a Fundamental Change with respect to the notes held by the noteholders that are party to such agreement. The indenture amendment will be conditioned on the closing of the merger and other customary conditions. The change in interest rate from 1.75% to 10% is expected to result in approximately $16.5 million and $30.3 million in incremental interest exposure in 2008 and 2009, respectively.

Senior Floating Rate Notes Due 2013

The aggregate principal amount of XM Inc.’s unsecured Senior Floating Rate Notes due 2013 (the “Senior Floating Rate Notes”) outstanding as of June 30, 2008, is $200 million. Interest is payable quarterly on May 1, August 1, November 1 and February 1 at a rate currently set at 7.3728% per annum through August 1, 2008. Thereafter, the rate is reset quarterly to 450 basis points over the three-month LIBOR. The Senior Floating Rate Notes are unsecured and will mature on May 1, 2013. XM Inc., at its option, may redeem the Senior Floating Rate Notes at declining redemption prices at any time on or after May 1, 2008, subject to certain restrictions. The Senior Floating Rate Notes are subject to covenants that, among other things, require the repurchase of the Senior Floating

Rate Notes at 101% of principal amount in the event of a change of control, and limit XM Inc.’s ability and the ability of certain of its subsidiaries to incur additional indebtedness; pay dividends on, redeem or repurchase our capital stock; make investments; engage in transactions with affiliates; create certain liens; or consolidate, merge or transfer all or substantially all of our assets and the assets of our subsidiaries on a consolidated basis. XM Inc. intends to launch an offer to repurchase the Senior Floating Rate Notes following the consummation of the merger.

10% Senior Secured Discount Convertible Notes Due 2009

The aggregate principal amount of XM Inc.’s 10% Senior Secured Discount Convertible Notes due 2009 (the “Discount Notes”) outstanding as of June 30, 2008, is $33.2 million. Interest accrued is payable semi-annually at a rate of 10% per annum, while the principal is payable in December 2009. At any time, a holder of the Discount Notes may convert all or part of the accreted value of its Discount Notes at a conversion price of $3.18 per share. At any time on or after December 21, 2006, Holdings and XM Inc. may require holders of the Discount Notes to convert all, but not less than all of the Discount Notes, at the conversion price of $3.18 per share if: (i) shares of Class A common stock have traded on the Nasdaq National Market or a national securities exchange for the previous 30 trading days at 200% of the conversion price, (ii) Holdings reported earnings before interest income and expense, other income, taxes, depreciation (including amounts related to research and development) and amortization greater than $0 for the immediately preceding quarterly period for which Holdings reports its financial results, (iii) immediately following such conversion, the aggregate amount of Holdings and its subsidiaries’ indebtedness is less than $250 million, and (iv) no shares of Holdings’ Series C convertible redeemable preferred stock remain outstanding. The Discount Notes are secured by substantially all of XM Inc.’s assets, including the stock of XM Inc.’s FCC license subsidiary. In addition, the Discount Notes are guaranteed by Holdings, rank equally in right of payment with all of XM Inc.’s other existing and future senior indebtedness, and are senior in right of payment to all of XM Inc.’s existing and future subordinated indebtedness. The Discount Notes are subject to covenants that, among other things, require an offer to repurchase the Discount Notes at 101% of principal amount in the event of a change of control. We do not expect to refinance the Discount Notes because of the current market price of our common stock.

Revolving Credit Facility

On May 5, 2006, Holdings and XM Inc. entered into a $250 million Senior Secured Revolving Credit Facility (the “revolving credit facility”) with a group of banks. The revolving credit facility has a term of three years. Borrowings under the facility will bear interest at a rate of LIBOR plus 150 to 225 basis points or an alternate base rate, to be the higher of the JPMorgan Chase prime rate and the Federal Funds rate plus 50 basis points, in each case plus 50 to 125 basis points. The revolving credit facility is secured by substantially all of XM Inc.’s assets other than specified property. The revolving credit facility includes customary events of default and requires XM Inc. to maintain at all times unrestricted cash and cash equivalents of at least $75 million. On May 21, 2008 XM Inc. executed an amendment to the revolving credit facility to provide that the $75 million in cash and cash equivalents that XM Inc. is required to maintain is decreased to $50 million of cash and cash equivalents until August 20, 2008, after which date it returns to $75 million. The revolving credit facility also includes customary conditions to borrow, including XM Inc. not undergoing any material adverse change.

On February 27, 2008, XM Inc. borrowed $187.5 million available under this revolving credit facility. On May 15, 2008, XM Inc. borrowed the remaining $62.5 million available under this revolving credit facility. The proceeds were used for general corporate purposes, including XM Inc.’s annual payment to MLB and its 2007 payment under the Copyright Royalty Board proceeding, both due in March 2008, its record label settlements and its escrow arrangement for the benefit of MLB to replace the existing surety bond. Interest under the loan is initially 4.75% and is based on 9-month LIBOR. All amounts drawn under the facility are due on May 5, 2009, and are secured by a lien on substantially all of XM Inc.’s assets. As a result of drawing 100% of the amount available under the revolving credit facility, XM Inc. now has full access to the $150 million GM Facility, the proceeds of which may be used only for payments to GM, and matures in December 2009. As of May 15, 2008, XM Inc. has fully drawn down the $250 million revolving credit facility. The revolving credit facility shall survive the merger and amounts borrowed under the revolving credit facility will remain outstanding following the consummation of the merger.

GM Facility

Holdings and XM Inc. have a revolving $150 million Senior Secured Credit Facility with GM (the “GM Facility”) that matures on the earlier of December 31, 2009, or six months after XM Inc. achieves investment grade status. It enables us to make monthly draws to finance payments that become due under XM’s distribution agreement with GM and other GM payments. All draws under the GM Facility bear interest at a per annum rate of LIBOR plus 8%. Interest payments are due semiannually.

XM Inc. is required to prepay the amount of any outstanding advances in an amount equal to the lesser of (i) 50% of Holdings’ excess cash and (ii) the amount necessary to prepay the draws in full. Also, in the event that Holdings or XM Inc. merges with another entity or sells, assigns, transfers, conveys or otherwise disposes of all or substantially all of its assets, then any outstanding advances are required to be prepaid by us. Furthermore, in the event that the $250 million revolving credit facility is terminated prior to its expiration and not replaced with a revolving credit facility of at least $250 million with a term that extends to December 31, 2009, or beyond, then any outstanding advances are required to be prepaid by XM Inc.

In order to make draws under the GM Facility, XM Inc. is required to have a minimum premarketing operating income as defined therein. The GM Facility is unsecured until the first draw, at which time it would then be secured on a second priority basis behind the secured indebtedness permitted to be incurred under XM Inc.’s revolving credit facility. Our subsidiary, XM Equipment Leasing LLC, guarantees our obligations under the GM Facility. During the second quarter of 2008, XM Inc. borrowed approximately $29 million under the GM Facility, all of which was repaid with a portion of the proceeds from our term loan. The GM Facility will terminate upon the consummation of the merger, and amounts outstanding thereunder, if any, will be repaid by XM Inc. at such time.

Term Loan

On June 26, 2008, XM borrowed $100 million under a new term loan, which matures on May 5, 2009 (the “term loan”). The term loan includes market rate syndication and commitment fees, interest and expenses. The terms and conditions of the term loan are substantially the same as XM’s revolving credit facility described above. The proceeds may be used for cash-collateralized letters of credit, working capital and general corporate purposes.

XM Inc. is required to prepay the amount of any outstanding advances in an amount to be determined in the event that XM Inc. issues new debt or equity or receives proceeds from asset sales, subject to carve-outs, exceptions and reinvestment provisions, as applicable. Furthermore, in the event that the term loan is outstanding after 120 days following the closing, XM Inc. is required to pay to the lenders a fee on the principal outstanding at that time. All or any portion of the term loan may be prepaid at any time, subject to reimbursement of redeployment costs on LIBOR loans.

The term loan was placed on substantially the same terms as the revolving credit facility, secured on a pari passu basis with the existing revolving credit facility. Holdings and all of XM Inc.’s material subsidiaries guarantee the obligations under this term loan. The term loan will survive the merger and amounts borrowed under the term loan will remain outstanding following the consummation of the merger. On June 26, 2008, a portion of the proceeds from the term loan was used to repay the outstanding balance on the GM Facility.

Debt of Consolidated Variable Interest Entity

On February 13, 2007, XM Inc. entered into a sale-leaseback transaction with respect to the transponders on the XM-4 satellite, which was launched in October 2006 and placed into service during December 2006. XM Inc. sold the XM-4 transponders to Satellite Leasing (702-4) LLT (the “Trust”), a third-party trust formed solely for the purpose of facilitating the sale-leaseback transaction. The Trust pooled the funds used to purchase the transponders from a $57.7 million investment by an equity investor and the $230.8 million in proceeds from the issuance of its 10% senior secured notes due 2013 (“Debt of consolidated variable interest entity”). Holdings and XM Inc. have accounted for the sale and leaseback of the transponders under sale-leaseback accounting with a capital lease, pursuant to SFAS No. 13, Accounting for Leases, as amended. Furthermore, Holdings and XM Inc. determined that the Trust is a variable interest entity, as that term is defined under FIN No. 46(R), and that they are the primary beneficiary of the Trust. Pursuant to FIN No. 46(R), Holdings and XM Inc. consolidated the Trust into their unaudited financial statements.

XM Inc. sold the XM-4 transponders to the Trust owned by Satellite Leasing (702-4) LLC (“Owner participant”) for $288.5 million. XM Inc. is leasing the transponders for a term of nine years. These lease payment obligations, which are unconditional and guaranteed by Holdings, are senior unsecured obligations and rank equally in right of payment with existing and future senior unsecured obligations. Under the terms of the lease, XM Inc. is obligated to make payments that total $437.4 million, of which $126.6 million is interest, over the nine-year base lease term. Payments totaling $27.9 million and $17.5 million were made in 2007 and in the first six months of 2008, respectively, while the following amounts are due in the future: $15.7 million in the remaining six months of 2008, $28.9 million in 2009, $28.4 million in 2010, $71 million in 2011, $145.8 million in 2012 and $102.2 million thereafter.

XM Inc. can be required to repurchase the transponders upon the occurrence of specified events, including the merger and other change of control events, an event of loss of the satellite (subject to the right to substitute another satellite meeting equivalent or better value and functionality tests), changes in law that impose a material regulatory burden on the Owner participant and events resulting in the absence of another holder (other than XM Inc. and its affiliates) of FCC satellite radio licenses in the frequency bands that can be served by the XM-4 satellite. Accordingly, following the merger, XM Inc. will be required to make an offer to repurchase transponders, unless such repurchase obligation is waived in accordance with the terms of such sale-leaseback transaction. Assuming the merger had occurred on June 30, 2008, XM Inc.’s maximum transponder repurchase obligation, of both debt and equity holders, would have been approximately $309.4 million.

SHARE LENDING AGREEMENTS:
CONCURRENT OFFERING OF NOTES

Concurrently with this offering of borrowed shares, XM is offering, by means of a private offering memorandum, $550 million aggregate principal amount of its     % Exchangeable Senior Subordinated Notes due 2014 in an private placement.

We understand that XM intends to use the net proceeds of the Notes offering (after fees and expenses) to refinance certain indebtedness in connection with the merger, and that it intends to use any excess net proceeds refinance further indebtedness or for working capital and general corporate purposes.

To facilitate transactions by which investors in the Notes may hedge their investments, we have entered into share lending agreements, dated as of the pricing of this offering, with each of the share borrowers, under which we have agreed to loan to the share borrowers an aggregate of     shares of our common stock for a period beginning on the date of the share lending agreements and ending on or about the maturity date of XM’s Notes, or, if earlier, the date as of which the entire principal amount of Notes ceases to be outstanding as a result of exchange, repayment, repurchase, or otherwise. We refer to this period as the “loan availability period.”

The share borrowers are initially offering        borrowed shares for sale at a fixed price pursuant to this prospectus supplement and the accompanying prospectus. It is currently expected that the short position established by the share borrowers in making the initial offering of borrowed shares will be used to facilitate swap transactions with investors in the Notes, which will be used by these investors to establish their initial hedge position in respect of their Notes. The share borrowers may offer for sale pursuant to this prospectus supplement and the accompanying prospectus up to an additional        borrowed shares in the aggregate they are entitled to borrow under their respective share lending agreements. The share borrowers may sell the additional borrowed shares in various transactions at any time and from time to time after the fixed-price offering in amounts to be determined by the share borrowers. We refer to these shares as supplemental hedge shares. In connection with the sale of these supplemental hedge shares, the share borrowers, or their respective affiliates, may effect such transactions by selling the supplemental hedge shares to or through dealers, and these dealers may receive compensation in the form of discounts, concessions or commissions from purchasers of shares for whom the dealers may act as agents or to whom they may sell as principals. Over the same period that the share borrowers, or their respective affiliates, sell these supplemental hedge shares, each share borrower may, in its discretion, purchase a number of our shares on the open market at least equal to the number of the supplemental hedge shares it is selling and/or enter into derivative transactions providing it with a synthetic long position with respect to an equal number of shares, in each case to facilitate hedging transactions by investors in the Notes. We have been informed by the underwriters that no borrowed shares will be sold by the share borrowers or the underwriters to Note investors. The share borrowers, or their affiliates, may from time to time purchase our shares in the open market and use such shares, including shares purchased contemporaneously with the sale of supplemental hedge shares, to facilitate privately negotiated derivative transactions by investors in the Notes.

We will not receive any proceeds from the shares of common stock being offered and sold by the share borrowers using this prospectus supplement and the accompanying prospectus, which are being loaned to the share borrowers pursuant to the share lending agreements, which we refer to as the “borrowed shares,” but the share borrowers will pay us a nominal lending fee of $0.001 per share for the use of those shares.

The obligations of Morgan Stanley Capital Services, Inc., one of the share borrowers, to us under its share lending agreement will be guaranteed by its parent company, Morgan Stanley, a Delaware corporation.

The delivery of shares of common stock hereunder is contingent upon the closing of the concurrent offering by XM of its Notes.

Share loans of a share borrower under each of the share lending agreements will terminate and the borrowed shares must be returned to us if the concurrent offering of the Notes is not consummated or upon the termination of the loan availability period, as well as under the following circumstances:

•	each share borrower may terminate any loans between it and us at any time;

•	we or a share borrower may terminate the loans upon a default by the other party under the share lending agreement between us, including certain breaches by that share borrower of its representations and warranties, covenants or agreements under our share lending agreement, certain breaches by the guarantor of its obligations under the guarantee (in the case of the share lending agreement between us and Morgan Stanley Capital Securities, Inc.), or the bankruptcy of us, or such share borrower or the guarantor (if any); and

•	upon receiving notice from us that some of the Notes have been exchanged, repaid or repurchased or are otherwise no longer outstanding before their scheduled maturity, each share borrower must return any excess borrowed shares so that the total number of shares borrowed does not exceed the number of shares deliverable under the Notes that remain outstanding.

Any shares that we loan to the share borrowers will be issued and outstanding for corporate law purposes and, accordingly, the holders of the borrowed shares will have all of the rights of a holder of shares of our common stock, including the right to vote our shares on all matters submitted to a vote of our shareholders and the right to receive any dividends or other distributions that we may pay or make on our outstanding shares of common stock. However, under each of the share lending agreements, each share borrower has agreed:

•	to pay to us an amount equal to cash dividends, if any, that we pay on the borrowed shares;

•	to pay or deliver to us any other distribution, other than in liquidation or a reorganization in bankruptcy, that we make on the borrowed shares; and

•	not to vote on any borrowed shares as to which the share borrowers or its respective affiliates are the record owners on any matter submitted to a vote of our stockholders, except in certain circumstances where such vote is required for quorum purposes.

If a share borrower is legally prevented from returning borrowed shares to us or, in certain other circumstances, such share borrower may pay us the value of the borrowed shares in cash instead of returning the borrowed shares.

In view of the contractual undertakings of the share borrowers in their respective share lending agreements, which have the effect of substantially eliminating the economic dilution that otherwise would result from the issuance of the borrowed shares, we believe that under U.S. generally accepted accounting principles currently in effect, the borrowed shares will not be considered outstanding for the purpose of computing and reporting our earnings per share. However, no assurance can be given that the accounting treatment for the borrowed shares will not be changed and that such borrowed shares will be excluded from calculations of earnings per share for us.

The existence of the share lending agreements and the short sales of our common stock effected in connection with the sale of the Notes being privately offered concurrently herewith could cause the market price of our common stock to be lower over the term of the share lending agreements than they would have been had we not entered into those agreements. See “Risk factors — Risks relating to the offering — The effect of the issuance and sale of our shares of common stock pursuant to the share lending agreements, which issuance is being made to facilitate transactions by which investors in Notes may hedge their investments, may be to lower the market price of our common stock and the Notes.” However, we have determined that the entry into each of the share lending agreements is in our best interests as a means to facilitate the offer and sale of the Notes pursuant to the related offering memorandum on terms more favorable to XM than could have otherwise obtained.

CERTAIN UNITED STATES FEDERAL INCOME AND ESTATE TAX
CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of certain United States federal income and estate tax consequences of the purchase, ownership and disposition of our common stock as of the date hereof. Except where noted, this summary deals only with common stock that is held as a capital asset by a non-U.S. holder.

A “non-U.S. holder” means a person (other than a partnership) that is not for United States federal income tax purposes any of the following:

•	an individual citizen or resident of the United States;

•	a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, it does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws (including if you are a United States expatriate, “controlled foreign corporation,” “passive foreign investment company” or a partnership or other pass-through entity for United States federal income tax purposes). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisors.

If you are considering the purchase of our common stock, you should consult your own tax advisors concerning the particular United States federal income and estate tax consequences to you of the ownership of the common stock, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

Dividends

Dividends paid to a non-U.S. holder of our common stock generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a United States permanent establishment) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder of our common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to complete Internal Revenue Service Form W-8BEN (or other applicable form) and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if our common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

A non-U.S. holder of our common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Gain on Disposition of Common Stock

Any gain realized on the disposition of our common stock generally will not be subject to United States federal income tax unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	we are or have been a “United States real property holding corporation” for United States federal income tax purposes.

An individual non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States. If a non-U.S. holder that is a foreign corporation falls under the first bullet point immediately above, it will be subject to tax on its net gain in the same manner as if it were a United States person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

We believe we are not and do not anticipate becoming a “United States real property holding corporation” for United States federal income tax purposes.

Federal Estate Tax

Common stock held by an individual non-U.S. holder at the time of death will be included in such holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

UNDERWRITING

The shares of our common stock offered by this prospectus supplement and the accompanying prospectus are shares that we have agreed to loan to the share borrowers pursuant to the share lending agreements. We have entered into an underwriting agreement with Morgan Stanley & Co. Incorporated and UBS Securities LLC with respect to this offering. The shares to be underwritten by the underwriters are set forth below.

Underwriter	Number of Shares

Morgan Stanley & Co. Incorporated
UBS Securities LLC

Total

The borrowed shares may be offered for sale in transactions, including block sales, on the Nasdaq Global Select Market, in the over-the-counter market, in negotiated transactions or otherwise.      of these borrowed shares will be initially offered at      per share. After the initial offering of these      borrowed shares, the offering price and other selling terms may from time to time be varied by the underwriters. The additional shares that are subsequently borrowed will be sold at prevailing market prices at the time of sale or at negotiated prices. The borrowed shares have been offered in the United States through the underwriters, either directly or indirectly through its U.S. broker-dealer affiliates, or such other registered dealers as may be designated by the underwriters. The share borrowers have informed us that the sales of the borrowed shares are intended to facilitate privately negotiated transactions (including swaps relating to our shares) by which investors in the Notes may hedge their investments in the Notes.

      borrowed shares will be initially offered pursuant to this prospectus supplement and the accompanying prospectus. The underwriters determined the number of shares to be initially offered by soliciting indications of interest from Note investors seeking to establish a synthetic short position and discussing with these investors the size of their desired short position. The underwriters have determined the offering price of such borrowed shares by initially soliciting indications of interest from potential purchasers of our shares and conducting customary negotiations with those potential purchasers during the offering period. The underwriters have informed us that these potential purchasers will not include investors in the Notes. The offering price hereunder may be at a discount to the market price of our shares at the time the offering is commenced.

In connection with facilitating such transactions, the share borrowers or their affiliates expect to receive customary negotiated fees from investors in the Notes, which may be deemed to be underwriters’ compensation. The share borrowers and their affiliates may engage in such transactions at any time and from time to time during the term of the share lending agreements in share amounts to be determined by the share borrowers and such affiliates.

The share borrowers have advised us that they expect to offer up to approximately      of additional borrowed shares on a delayed basis (subject to market disruption and the unavailability of the accompanying prospectus). We refer to these shares as the supplemental borrowed shares in this prospectus supplement. Following the initial sale of borrowed shares pursuant to this offering, the share borrowers, or their affiliates, will sell, from time to time, (subject to market disruption and the unavailability of the accompanying prospectus), the supplemental borrowed shares in transactions, including block sales, on the Nasdaq Global Select Market, in the over-the-counter market, in negotiated transactions or otherwise. These supplemental borrowed shares will be sold at market prices prevailing at the time of sale or at negotiated prices. In connection with the sale of these supplemental borrowed shares, the share borrowers, or their affiliates, may effect such transaction by selling the shares to or through dealers, and these dealers may receive compensation in the form of discounts, concessions or commissions from purchasers of shares for whom the dealers may act as agents or to whom they may sell as principals. Over the same period that the share borrowers, or their affiliates, sell these supplemental borrowed shares, the share borrowers or such affiliates may, in their discretion, purchase a number of our shares on the open market at least equal to the number of the supplemental hedge shares they are selling and/or enter into derivative transactions providing them with a synthetic long position with respect to an equal number of shares, in each case to facilitate hedging transactions by investors in the Notes. These purchases may have the effect of raising or maintaining the market price of our shares or preventing or retarding a decline in the market price of our shares. As a result, the price of our shares may be higher than the price that might otherwise exist in the open market. These purchases may be effected on the Nasdaq Global Select Market or otherwise and, if commenced, may be discontinued at any time. The share borrowers and their affiliates may from time to time purchase shares in the market and use such shares, including shares purchased contemporaneously with the sale of the supplemental borrowed shares, to facilitate transactions by which investors in the Notes may hedge their investments in the Notes. See “Share Lending Agreements; Concurrent Offering of Notes” above.

We will not receive any proceeds from the sale of the borrowed shares in this offering, but we will receive from the share borrowers a nominal processing fee of $0.001 per borrowed share. The expenses of this offering payable by us are estimated to be $750,000.

From time to time, each of Morgan Stanley & Co. Incorporated and its affiliates and UBS Securities LLC and its affiliates have provided and continue to provide investment banking and other services to us, for which they have received or may receive customary fees and expenses and may do so in the future. In particular, affiliates of Morgan Stanley & Co. Incorporated serve in administrative and lending capacities in connection with our secured term credit agreement and Morgan Stanley & Co. Incorporated is acting as our financial advisor in connection with the merger. The underwriters are also acting as initial purchasers in connection with debt offerings by XM. The share borrowers are affiliates of the underwriters and have each entered into a share lending agreement with us as described above under “Share Lending Agreements; Concurrent Offering of Notes.”

For a period of 90 days, we will agree not to (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for any shares of our common stock or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of shares of our common stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of shares of our common stock or other securities, in cash or otherwise, without the prior written consent of the underwriters, other than the borrowed shares that are the subject this offering, any shares of our common stock issued upon the exercise of options granted under existing employee stock option plans, outstanding convertible and equity-linked securities (including such securities issued by Holdings and XM Inc.), pursuant to the merger and the concurrent Notes offering.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

Our shares of common stock are listed on The Nasdaq Global Select Market under the symbol “SIRI.”

We cannot assure you that prices at which our shares sell in the public market after this offering will not be lower than the offering price.

Because the share borrowers, which are affiliates of the underwriters, are receiving all of the proceeds of this offering, this offering is being conducted in accordance with NASD Rule 2710(h) of the Financial Industry Regulatory Authority, or FINRA. Because a bona fide independent market exists for our common stock, FINRA does not require that we use a qualified independent underwriter for this offering.

The underwriters may engage in over-allotment, stabilizing transactions, covering transactions and passive market making in accordance with Regulation M under the Exchange Act.

•	Over-allotment transactions involve sales in excess of the offering size, which creates a syndicate short position.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Covering transactions involve purchases of shares in the open market after the distribution has been completed in order to cover syndicate short positions.

In passive market making, market makers in the shares who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchase shares until the time, if any, at which a stabilization bid is made.

Selling Restrictions

European Economic Area.  In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), no offers or sales of our securities to the public may be made in that Relevant Member State prior to the publication of a prospectus in relation to such securities which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that offers of such securities in that Relevant Member State may be made at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which meets two or more of the following criteria: (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, in each case as determined in accordance with the Prospectus Directive and as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances which do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of such securities to the public” in relation to any such securities in any Relevant Member State means the communication in any form and by any means, presenting sufficient information on the terms of the offer and such securities to be offered, so as to enable an investor to decide to purchase or subscribe to such securities, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in the applicable Relevant Member State.

United Kingdom.  The common stock may not be offered or sold other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the common stock would otherwise constitute a contravention of Section 19 of the Financial Services and Markets Act 2000 (the “FSMA”) by the issuer. In addition, no person may communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the common stock other than in circumstances in which Section 21(1) of the FSMA does not apply to the issuer.

Hong Kong.  The common stock may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong); (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder; or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the common stock may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

Japan.  The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each initial purchaser has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore.  This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the common stock may not be circulated or distributed, nor may the common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of any other applicable provisions of the SFA. Where the common stock is subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the common stock under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

LEGAL MATTERS

The validity of the securities offered by this prospectus supplement will be passed on for us by Simpson Thacher & Bartlett LLP, New York, New York. The underwriters are being represented in connection with the offering by Latham & Watkins LLP, New York, New York. From time to time, Latham & Watkins LLP also provides legal services to us in connection with matters unrelated to the offering described herein. Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York and Hogan & Hartson L.L.P. Washington, D.C. represent Holdings in connection with this offering.

EXPERTS

The consolidated financial statements of Sirius Satellite Radio Inc. and its subsidiaries appearing in Sirius Satellite Radio Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2007 (including the schedule appearing therein) and the effectiveness of Sirius Satellite Radio Inc.’s internal control over financial reporting as of December 31, 2007, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements and schedule of XM Satellite Radio Holdings Inc. as of December 31, 2007 and 2006, and for each of the years in the three-year period ended December 31, 2007, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2007 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report with respect to the consolidated financial statements refers to XM Satellite Radio Holdings Inc.’s change in the method of accounting for stock-based compensation effective January 1, 2006.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” in this prospectus supplement other information we file with it, which means that we can disclose important information to you by referring you to those documents. This prospectus supplement incorporates important business and financial information about us that is not included in or delivered with this supplement prospectus. The information we file later with the SEC will automatically update and supersede the information included in and incorporated by reference in this prospectus supplement. We incorporate by reference the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934.

1. Our Annual Report on Form 10-K for the year ended December 31, 2007, as amended by Amendment No. 1 filed on April 29, 2008.

2. Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2008.

3. Our Current Reports on Form 8-K dated February 29, 2008, July 1, 2008 and July 28, 2008 (filing the consent of KPMG LLP related to this prospectus supplement).

4. The description of our common stock contained in our Registration Statement on Form 8-A filed pursuant to Section 12(b) of the Securities Exchange Act of 1934 including any amendment or report updating such description.

In addition, we incorporate by reference the documents listed below and any future filings made by Holdings with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934.

1. Holdings’ Annual Report on Form 10-K for the year ended December 31, 2007, as amended by Amendment No. 1 filed on April 29, 2008.

2. Holdings’ Quarterly Reports on Form 10-Q for the quarters ended March 31, 2008 and June 30, 2008.

3. Holdings’ Current Reports on Form 8-K filed on February 21, 2007 (and the merger agreement filed therewith), January 7, 2008, February 7, 2008, February 29, 2008, May 21, 2008, June 26, 2008, July 17, 2008 and July 21, 2008 (Item 8.01).

The referenced documents have been filed with the SEC and are available from the SEC’s internet site and public reference rooms described under “Where you may find additional information.” You may also request a copy of these filings, at no cost, by writing or calling us or Holdings at the following addresses or telephone numbers:

Sirius Satellite Radio Inc. 1221 Avenue of the Americas, 36th floor New York, New York 10020 Phone: (212) 584-5100 Attention: Investor Relations	XM Satellite Radio Holdings Inc. 1500 Eckington Place, N.E. Washington, D.C. 20002-2194 Phone: (202) 380-4000 Attention: Investor Relations

You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information.

WHERE YOU CAN FIND MORE INFORMATION

We and Holdings file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings can be read and copied at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Our SEC filings and Holdings’ SEC filings are also available over the Internet at the SEC’s website at http://www.sec.gov and through the Nasdaq Stock Market, One Liberty Plaza, New York, NY, 10006, on which our common stock is listed.

PROSPECTUS

COMMON STOCK, PAR VALUE $0.001 PER SHARE

Sirius Satellite Radio Inc. or one or more selling stockholders may offer and sell shares of our common stock from time to time, together or separately, in amounts, at prices and on terms that we will determine at the time of offering.

You should read this prospectus and the accompanying prospectus supplement carefully before you purchase any shares of our common stock. THIS PROSPECTUS MAY NOT BE USED TO SELL SECURITIES UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.

We or selling stockholders may offer and sell shares of our common stock directly to you, through agents selected by us or by such selling stockholders, or through underwriters or dealers we or they select. If we or they use agents, underwriters or dealers to sell shares of our common stock, we will name them and describe their compensation in a prospectus supplement. The net proceeds we expect to receive from sales by us will be set forth in the prospectus supplement. We will not receive any proceeds from sales by selling stockholders.

Our common stock is traded on the Nasdaq Global Select Market under the symbol “SIRI.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 3 of this prospectus and in the documents that we incorporate by reference.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of the prospectus is July 25, 2008.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement we filed with the Securities and Exchange Commission, or SEC, using the “shelf” registration process. Under the shelf registration process, using this prospectus, together with a prospectus supplement, we and/or one or more selling stockholders may sell from time to time shares of our common stock in one or more offerings. This prospectus provides you with a general description of the shares of our common stock that may be offered. Each time we and/or selling stockholders sell shares of our common stock pursuant to this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add to, update or change information contained in this prospectus and, accordingly, to the extent inconsistent, the information in this prospectus is superseded by the information in the prospectus supplement. You should read this prospectus, the applicable prospectus supplement and the additional information incorporated by reference in this prospectus described below under “Where You Can Find More Information” before making an investment in our common stock.

The prospectus supplement will describe: the number of shares of our common stock being offered, any initial public offering price, the price paid to us and/or the selling stockholders, as the case may be, for the shares, the net proceeds to us and/or them, the manner of distribution and any underwriting compensation, and the other specific material terms related to the offering of the shares. The prospectus supplement may also contain information, where applicable, about material United States federal income tax considerations relating to an investment in our common stock. For more detail on us and our securities, you should read the exhibits filed with or incorporated by reference in our registration statement of which this prospectus forms a part.

This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of the documents referred to herein have been filed, or will be filed or incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described below under “Where You Can Find More Information.”

Because we are a “well-known seasoned issuer,” as defined in Rule 405 of the Securities Act of 1933, as amended, or the Securities Act, we may add to and offer common stock, including additional common stock to be offered in a secondary offering, by filing a prospectus supplement with the SEC at the time of the offering.

Neither the delivery of this prospectus nor any sale made under it implies that there has been no change in our affairs or that the information in this prospectus is correct as of any date after the date of this prospectus. You should not assume that the information in this prospectus, including any information incorporated in this prospectus by reference, the accompanying prospectus supplement or any free writing prospectus prepared by us, is accurate as of any date other than the date on the front of those documents. Our business, financial condition, results of operations and prospects may have changed since that date.

You should rely only on the information contained in or incorporated by reference in this prospectus or a prospectus supplement. We have not authorized anyone to provide you with different information. We are not making an offer to sell securities in any jurisdiction where the offer or sale of such securities is not permitted.

In this prospectus, we use the terms “Sirius,” “we,” “us” and “our” to refer to Sirius Satellite Radio Inc. and our consolidated subsidiaries, unless the context indicates otherwise.

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

The following cautionary statements identify important factors that could cause our actual results to differ materially from those projected in the forward-looking statements made or incorporated by reference in this prospectus. Any statements about our beliefs, plans, objectives, expectations, assumptions or future events or performance are not historical facts and may be forward-looking. These statements are often, but not always, made through the use of words or phrases such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “intends,” “plans,” “projection” and “outlook.” These forward-looking statements are based on estimates and assumptions by our management that, although we believe to be reasonable, are inherently uncertain and subject to a number of risks and uncertainties. Any forward-looking statements are qualified in their entirety by reference to the factors discussed throughout this prospectus and the documents incorporated by reference, and particularly the risk factors described under “Risk Factors” in this prospectus. Among the significant factors that could cause our actual results to differ materially from those expressed in the forward-looking statements are:

•	the pending merger of XM Satellite Radio Holdings Inc. into one of our subsidiaries, including related uncertainties and risks;

•	the useful life of our satellites, which have experienced circuit failures on their solar arrays and other component failures and are not insured;

•	our dependence upon third parties, including manufacturers and distributors of SIRIUS radios, retailers, automakers and programming providers; and

•	our competitive position versus other forms of audio and video entertainment including terrestrial radio, HD radio, internet radio, mobile phones, iPods and other MP3 devices, and emerging next generation networks and technologies.

Because the risk factors referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us or on our behalf, you should not place undue reliance on any of these forward-looking statements. In addition, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which the statement is made, to reflect the occurrence of unanticipated events or otherwise. New factors emerge from time to time, and it is not possible for us to predict which will arise or to assess with any precision the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below, as well as the other information included or incorporated by reference in this prospectus, before making an investment decision. Additional risks, as well as updates or changes to the risks described below, will be included in the applicable prospectus supplement. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The market or trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. In addition, please read “Special Note About Forward-Looking Statements” in this prospectus, where we describe additional uncertainties associated with our business and the forward-looking statements included or incorporated by reference in this prospectus. Please note that additional risks not presently known to us or that we currently deem immaterial may also impair our business and operations.

Certain risks relating to us and our business are described under the heading “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2007, as amended by Amendment No. 1 filed on April 29, 2008, which are incorporated by reference into this prospectus, and which you should carefully review and consider.

SIRIUS SATELLITE RADIO INC.

We are a satellite radio provider in the United States. We offer over 130 channels to our subscribers-69 channels of 100% commercial-free music and 65 channels of sports, news, talk, entertainment, traffic, weather and data. The core of our enterprise is programming; we are committed to offering the best audio entertainment.

We broadcast through our proprietary satellite radio system, which currently consists of three orbiting satellites, 124 terrestrial repeaters that receive and retransmit our signal, a satellite uplink facility and its studios. Subscribers receive their service through our radios, which are sold by automakers, consumer electronics retailers, mobile audio dealers and through our website. Subscribers can also receive our music channels and certain other channels over the Internet.

We were incorporated in the State of Delaware as Satellite CD Radio Inc. on May 17, 1990. Our principal offices are located at 1221 Avenue of the Americas, 36th Floor, New York, New York 10020, and our telephone number is (212) 584-5100.

USE OF PROCEEDS

Except as otherwise described in the applicable prospectus supplement, we intend to use the net proceeds from sales of our common stock by us offered hereunder for working capital for general corporate purposes. Pending the use of such net proceeds, we intend to invest these funds in investment-grade, short-term interest bearing securities.

In the case of a sale of our common stock by any selling stockholder, we will not receive the proceeds from such sale.

DESCRIPTION OF COMMON AND PREFERRED STOCK

The following description of our common stock and preferred stock, together with the additional information we include in any applicable prospectus supplement, summarizes the material terms and provisions of the common stock and the preferred stock that we may offer from time to time pursuant to this prospectus. While the terms we have summarized below will apply generally to any future common stock or preferred stock that we may offer, we will describe the particular terms of any class or series of these securities in more detail in the applicable prospectus supplement. For the complete terms of our common stock and preferred stock, please refer to our amended and restated certificate of incorporation and amended and restated bylaws that are incorporated by reference into the registration statement of which this prospectus is a part or may be incorporated by reference in this prospectus or any prospectus supplement. The terms of these securities may also be affected by the General Corporation Law of the State of Delaware. The summary below and that contained in any prospectus supplement is qualified in its entirety by reference to our amended and restated certificate of incorporation and amended and restated bylaws.

Authorized Capitalization

As of the date of this prospectus, our capital structure consists of 2,500,000,000 authorized shares of common stock, par value $.001 per share, and 50,000,000 shares of undesignated preferred stock, par value $.001 per share. As of June 30, 2008, an aggregate of 1,501,131,817 shares of our common stock were issued and outstanding, and no shares of preferred stock were issued and outstanding. In connection with the merger, the authorized shares of common stock will be increased from 2,500,000,000 to 4,500,000,000.

Common Stock

Voting Rights

General.  Except as otherwise provided by law, as set forth in our amended certificate of incorporation or as otherwise provided by any outstanding series of preferred stock, the holders of our common stock will have general voting power on all matters as a single class.

Votes Per Share.  On each matter to be voted on by the holders of our common stock, each outstanding share of common stock will be entitled to one vote per share,

Cumulative Voting.  Our stockholders are not entitled to cumulative voting of their shares in elections of directors.

Liquidation Rights

In the event of the voluntary or involuntary liquidation, dissolution or winding up of Sirius, the prior rights of creditors and the aggregate liquidation preference of any preferred stock then outstanding must first be satisfied. The holders of common stock will be entitled to share in any of our remaining assets on a pro rata basis.

Dividends

Shares of common stock are entitled to participate equally in dividends when and as dividends may be declared by our board of directors out of funds legally available.

Preemptive Rights

No holder of shares of any class or series of our capital stock or holder of any security or obligation convertible into shares of any class or series of our capital stock will have any preemptive right to subscribe for, purchase or otherwise acquire shares of any class or series of our capital stock.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is The Bank of New York Mellon.

Anti-takeover Provisions

The Delaware General Corporation Law, which we refer to as the DGCL, and our amended certificate of incorporation and bylaws contain provisions which could discourage or make more difficult a change in control without the support of our board of directors. A summary of these provisions follows.

Notice Provisions Relating to Stockholder Proposals and Nominees.

Our bylaws contain provisions requiring stockholders to give advance written notice of a proposal or director nomination in order to have the proposal or the nominee considered at an annual meeting of stockholders. The notice must usually be given not less than 70 days and not more than 90 days before the first anniversary of the preceding year’s annual meeting. Under the amended and restated bylaws, a special meeting of stockholders may be called only by the Secretary or any other officer, whenever directed by not less than two members of the board of directors or by the chief executive officer.

Business Combinations.

We are a Delaware corporation which is subject to Section 203 of the General Corporation Law of the State of Delaware. Section 203 provides that, subject to certain exceptions specified in the law, a Delaware corporation shall not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder unless:

•	prior to such time, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•	at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote of holders of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years did own, 15% or more of our voting stock.

Under certain circumstances, Section 203 makes it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three year period. The provisions of Section 203 may encourage companies interested in acquiring us to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. These provisions also may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

No Stockholder Rights Plan

We currently do not have a stockholder rights plan.

Description of Sirius Preferred Stock

We have summarized below the material terms of our preferred stock.

General Provisions Relating to Preferred Stock

The preferred stock may be issued from time to time in one or more series, each of which is to have the voting powers, designation, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof as are stated and expressed in our amended certificate of incorporation, or in a resolution or resolutions providing for the issue of that series adopted by our board of directors.

Our board of directors has the authority to create one or more series of preferred stock and, with respect to each series, to fix or alter as permitted by law:

•	the number of shares and the distinctive designation of the series;

•	the voting power, if any; and

•	any other terms, conditions, special rights and protective provisions.

Series A Convertible Preferred Stock

Designation and Conversion.  In connection with the merger, we will establish a new series of preferred stock, which will be designated “Series A convertible preferred stock” and which will have substantially the same powers, designations, preferences, rights and qualifications as the XM Series A convertible preferred stock currently outstanding. There were 5.4 million shares of XM Series A convertible preferred stock outstanding as of March 31, 2008, each of which will be converted into the right to receive 4.6 shares of the newly designated Sirius Series A convertible preferred stock upon consummation of the merger.

Each holder of Series A convertible preferred stock may convert any whole number or all of such holder’s shares of Series A convertible preferred stock into shares of common stock at the rate of one share of common stock for each share of Series A convertible preferred stock. Following a recapitalization, each share of Series A convertible preferred stock shall be convertible into the kind and number of shares of stock or other securities or property of Sirius or otherwise to which the holder of such share of Series A convertible preferred stock would have been entitled to receive if such holder had converted such share into common stock immediately prior to such recapitalization. Adjustments to the conversion rate shall similarly apply to each successive recapitalization.

Voting and Other Rights.  Except as set forth below, holders of Series A convertible preferred stock are entitled to vote, together with the holders of the shares of our common stock (and any other class or series that may similarly be entitled to vote with the shares of our common stock) as a single class, upon all matters upon which holders of our common stock are entitled to vote, with each share of Series A convertible preferred stock entitled to 1/5th of one vote on such matters. Moreover, so long as any shares of the Series A convertible preferred stock are outstanding, we cannot, without first obtaining the approval by vote or written consent, in the manner provided by law, of a majority of the total number of shares of the Series A convertible preferred stock at the time outstanding, voting separately as a class, either (a) alter or change any or all of the rights, preferences, privileges and restrictions granted to or imposed upon the Series A convertible preferred stock, or (b) increase or decrease the authorized number of shares of Series A convertible preferred stock.

Dividends.  The holders of Series A convertible preferred stock receive dividends and distributions of Sirius ratably with the holders of shares of common stock.

Liquidation, Dissolution, Winding Up or Insolvency

In the event of any liquidation, dissolution, winding up or insolvency of Sirius, the holders of Series A convertible preferred stock are entitled to be paid first out of the assets of Sirius available for distribution to holders of capital stock of all classes (whether such assets are capital, surplus or earnings), an amount equal to $2.0706122 per share of Series A convertible preferred stock, together with the amount of any accrued or capitalized dividends:

•	before any distribution or payment is made to any common stockholders or holders of any other class or series of capital stock of Sirius designated to be junior to the Series A convertible preferred stock; and

•	subject to the liquidation rights and preferences of any class or series of preferred stock designated in the future to be senior to, or on a parity with, the Series A convertible preferred stock with respect to liquidation preferences.

After payment in full of the liquidation preference to the holders of Series A convertible preferred stock, holders of the Series A convertible preferred stock have no right or claim to any of the remaining available assets.

PLAN OF DISTRIBUTION

We and/or one or more selling stockholders may sell the shares of our common stock being offered hereby in one or more of the following ways from time to time:

•	through agents to the public or to investors;

•	to underwriters for resale to the public or to investors;

•	directly to investors; or

•	through a combination of any of these methods of sale.

We will set forth in a prospectus supplement the terms of that particular offering of shares of our common stock, including:

•	the name or names of any agents or underwriters;

•	the purchase price of the shares of our common stock being offered and the proceeds we and/or the selling stockholder or stockholders will receive from the sale;

•	any over-allotment options under which underwriters may purchase additional shares from us and/or the selling stockholder or stockholders;

•	any agency fees or underwriting discounts and other items constituting agents’ or underwriters’ compensation;

•	any initial public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges or markets on which such shares may be listed.

We and/or the selling stockholder or stockholder may enter into derivative transactions or forward sale agreements on the shares with third parties. In such event, we and/or the selling stockholder or stockholders, if applicable, may pledge the shares underlying such transactions to the counterparties under such agreements, to secure our or their delivery obligations. The counterparties or third parties may also borrow shares from us, the selling stockholder or stockholders or third parties and sell such shares in a public offering. This prospectus may be delivered in conjunction with such sales. Upon settlement of such transactions, we and/or the selling stockholder or stockholders, if applicable, may deliver shares to the counterparties that, in turn, the counterparties may deliver to us, the selling stockholder or stockholders or third parties, as the case may be, to close out the open borrowings of shares. The counterparty in such transactions will be an underwriter and will be identified in the prospectus supplement.

Agents

We and/or the selling stockholder or stockholders may designate agents who agree to use their reasonable efforts to solicit purchases of our common stock for the period of their appointment or to sell our common stock on a continuing basis.

Underwriters

If we and/or the selling stockholder or stockholders use underwriters for a sale of shares of our common stock, the underwriters will acquire such shares for their own account. The underwriters may resell the shares in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the shares will be subject to the conditions set forth in the applicable underwriting agreement. We and/or the selling stockholder or stockholders may change from time to time any initial public offering price and any discounts or concessions the underwriters allow or reallow or pay to dealers. We and/or the selling stockholder or stockholders may use underwriters with whom we or they have a material relationship. We will describe the nature of any such relationship in any prospectus supplement naming any such underwriter.

Direct Sales

We and/or the selling stockholder or stockholders may also sell shares of our common stock directly to one or more purchasers without using underwriters or agents. Underwriters, dealers and agents that participate in the distribution of the shares may be underwriters as defined in the Securities Act, and any discounts or commissions they receive from us and/or the selling stockholder or stockholders and any profit on their resale of the shares may be treated as underwriting discounts and commissions under the Securities Act. We will identify in the applicable prospectus supplement any underwriters, dealers or agents and will describe their compensation. We and/or the selling stockholder or stockholders may have agreements with the underwriters, dealers and agents to indemnify them against specified civil liabilities, including liabilities under the Securities Act. Underwriters, dealers and agents may engage in transactions with or perform services for us and/or the selling stockholder or stockholders in the ordinary course of their businesses.

Trading Market and Listing of Our Common Stock

Our common stock is listed on The Nasdaq Global Select Market and trades under the symbol “SIRI.” All shares of our common stock offered pursuant to this prospectus will also be listed for trading on The Nasdaq Global Select Market to the extent that our common stock is otherwise so listed. We may elect to list our common stock on any exchange or market, but we are not obligated to do so. It is possible that one or more underwriters may make a market in our common stock, but the underwriters will not be obligated to do so and may discontinue any market making at any time without notice. We cannot give any assurance as to the liquidity of the trading market for our common stock.

Stabilization Activities

Any underwriter may engage in overallotment, stabilizing transactions, short covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Overallotment involves sales in excess of the offering size, which create a short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Short covering transactions involve purchases of the securities in the open market after the distribution is completed to cover short positions. Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the securities originally sold by the dealer are purchased in a covering transaction to cover short positions. Those activities may cause the price of the securities to be higher than it would otherwise be. If commenced, the underwriters may discontinue any of these activities at any time.

Passive Market Marking

Any underwriters who are qualified market markers on The Nasdaq Global Select Market may engage in passive market making transactions in our common stock on The Nasdaq Global Select Market in accordance with Rule 103 of Regulation M, during the business day prior to the pricing of the offering, before the commencement of offers or sales of our common stock. Passive market makers must comply with applicable volume and price limitations and must be identified as passive market makers. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security. If all independent bids are lowered below the passive market maker’s bid, however, the passive market maker’s bid must then be lowered when certain purchase limits are exceeded.

LEGAL MATTERS

Unless otherwise indicated in a prospectus supplement, the validity of the common stock to be offered by this prospectus will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York.

EXPERTS

The consolidated financial statements of Sirius Satellite Radio Inc. appearing in our Annual Report (Form 10-K) for the year ended December 31, 2007 (including the schedule appearing therein) and the effectiveness of our internal control over financial reporting as of December 31, 2007, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” in this prospectus other information we file with it, which means that we can disclose important information to you by referring you to those documents. This prospectus incorporates important business and financial information about us that is not included in or delivered with this prospectus. The information we file later with the SEC will automatically update and supersede the information included in and incorporated by reference in this prospectus. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934.

1. Our Annual Report on Form 10-K for the year ended December 31, 2007, as amended by Amendment No. 1 filed on April 29, 2008.

2. Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2008.

3. Our Current Reports on Form 8-K dated February 29, 2008 and July 1, 2008.

4. The description of our common stock contained in our Registration Statement on Form 8-A filed pursuant to Section 12(b) of the Securities Exchange Act of 1934 including any amendment or report updating such description.

We have filed each of these documents with the SEC and they are available from the SEC’s internet site and public reference rooms described under “Where you may find additional information about us.” You may also request a copy of these filings, at no cost, by writing or calling us at the following address or telephone number:

Patrick L. Donnelly
Executive Vice President, General Counsel and Secretary
Sirius Satellite Radio Inc.
1221 Avenue of the Americas, 36th floor
New York, New York 10020
(212) 584-5100

You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information.

WHERE YOU CAN FIND MORE INFORMATION ABOUT US

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any of these reports, statements or other information at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549 or at its regional offices. You can request copies of those documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC’s internet site at http://www.sec.gov.

Common Stock

PROSPECTUS

July 25, 2008